17

05011887

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golconda Resources Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

OCT 21 2005

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 3167 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/19/05

#82-3167

GOLCONDA RESOURCES LTD.

Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta
T2P 3T3

ARLS
12-31-04

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Golconda Resources Ltd. (the "Corporation") will be held at 3:00 p.m. (Calgary time) on Friday, May 27, 2005 in the Kananaskis Room of The Delta Bow Valley, 209 Fourth Avenue S.E. Calgary, Alberta, for the following purposes:

1. to receive the financial statements for the year ended December 31, 2004 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint Dick Cook Schulli, Chartered Accountants, as auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
4. to consider and, if thought appropriate, approve by ordinary resolution the incentive stock option plan; and
5. to transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any shareholder of record at the close of business on April 25, 2005 will be entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Corporation's Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 at least least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular acccompanying this Notice. Copies of the Annual Report of the Directors, Audited Consolidated Financial Statements and Management Discussion and Analysis for the fiscal year ended December 31, 2004 are also enclosed.

DATED at Calgary, Alberta, April 25, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

INSTRUMENT OF PROXY
For the Annual Meeting of Shareholders

Proxy Solicited By Management

THE UNDERSIGNED shareholder of Golconda Resources Ltd. (the "Corporation"), hereby appoints **Guenter J. Liedtke**, the President and Chief Executive Officer and a director of the Corporation, or failing him, **Terry S. C. Chan**, a director of the Corporation, or instead of either of them, ______________________________, as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Corporation (the "Meeting") to be held at 3:00 p.m. (Calgary time) on Friday, May 27, 2005 in the Kananaskis Room, The Delta Bow Valley, 209 Fourth Avenue S.E., Calgary, Alberta and at any adjournment thereof, and to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **OR WITHHOLD FROM VOTING** ☐ for the election of Directors of the Company proposed by management and referred to in the Information Circular;

2. **FOR** ☐ **OR WITHHOLD FROM VOTING** ☐ for the appointment of Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration;

3. **FOR** ☐ **OR AGAINST** ☐ the approval of a stock option plan; and

4. at the discretion of said proxyholder, upon any amendments of any of the above matters and any other matter which may properly come before the meeting, or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED BY THE NOMINEE(s) HEREBY APPOINTED, AT ANY POLL, AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY INSERTED IN THE BLACK SPACE PROVIDED.

The undersigned hereby revokes any proxies previously given to attend and vote at the Meeting.

DATED this _____ day of __________________, 2005.

Signature: ______________________________
(Proxy must be signed and dated)

____
Number of Shares voted

Name: ______________________________
(Please Print)

NOTES:

1. This instrument of proxy, to be valid, must be dated and signed by the Registered Shareholder or his attorney authorized in writing. The signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

2. If the Registered Shareholder is a corporation, its corporate seal must be affixed to this instrument or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to CIBC Mellon Trust Company, Attention: Proxy Department, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Chairman of the Meeting may, in his discretion, accept proxies received after this time, up to and including the time of the Meeting or any adjournment thereof.

5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

GOLCONDA RESOURCES LTD.

(the "Corporation")

MANAGEMENT INFORMATION CIRCULAR

For The Annual Meeting of Shareholders to be held on Friday, May 27, 2005

Unless otherwise stated, the information contained in this Information Circular is given as at April 25, 2005.

PROXIES

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Annual Meeting of Shareholders (the "Meeting") to be held at the Kananaskis Room, The Delta Bow Valley, 209 – 4th Avenue S.E., Calgary, Alberta, on Friday, May 27, 2005 at 3:00 p.m. (Calgary Time) for the purposes set forth in the accompanying Notice of Meeting (the "Notice"). All costs in connection with this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY HOLDERS, VOTING OF PROXIES AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy to represent the shareholders are directors of the Corporation. **A shareholder has the right to designate a person or persons (who need not be a shareholder) to attend and act for him at the meeting other than the persons designated by management.** This right may be exercised by crossing out the names of the persons designated in the form of proxy and legibly inserting the name of the shareholder's nominee(s) in the blank space provided for that purpose, or by completing another proper instrument of proxy.

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. Non-registered shareholders, or shareholders that hold their shares in the name of an "intermediary" such as a bank, trust company, securities broker or other financial institutions, must seek instructions from their intermediary as to how to complete their form of proxy and vote their shares. Non-registered shareholders will have received this Circular in a mailing from an intermediary, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their intermediary. Since the Corporation's registrar and transfer agent CIBC Mellon Trust Company does not have a record of the names of the Corporation's non-registered shareholders, it will have no knowledge of a non-registered shareholder's right to vote, unless the intermediary has appointed the non-registered shareholder as proxy holder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form or proxy or voting instrument form, and adhere to the signing and return instructions provided by their intermediary. By doing so, non-registered shareholders are instructing their intermediary to appoint them as proxy holder.

All shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the shareholders on any ballot that may be called for. In the absence of such instructions, such shares will be voted in favour of the election of directors nominated by management, the re-appointment of Dick Cook Schulli as auditors of the Corporation, and the approval of the stock option plan.

The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to those matters identified in the proxy and Notice. As at the date of this Information Circular, management of the Corporation is not aware of any amendments or variations on the matters identified in the Notice or of other matters that are to be presented for action at the Meeting.

A Proxy will not be valid unless the completed, dated and signed form of proxy is deposited with the Company's Registrar and Transfer Agent: CIBC Mellon Trust Company ("CIBC Mellon Trust"), Attention: Proxy Department, 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting or any adjournment thereof. The Chairman of the meeting may in his discretion accept proxies received after this time, up to and including the time of the meeting or any adjournment thereof.

A shareholder who has given a proxy, or his attorney authorized in writing, may revoke it by (a) signing a form or proxy bearing a later date and depositing the same with CIBC Mellon Trust at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

Non-registered shareholders that have already given voting instructions to their intermediary and wish to change those instructions should contact their intermediary to discuss whether this is possible and what procedure to follow. **Unless other wise specified in such forms, proxy forms and voting instruction forms which are undated are deemed to bear the date upon which they were sent to the shareholder. Accordingly, to revoke a previously given proxy or voting instructions by mail, a shareholder should ensure that the new proxy or voting instruction form is dated in order to be effective.**

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value. As at April 25, 2005, the Corporation had 46,949,734 voting securities outstanding as fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Only shareholders of record at the close of business on April 25, 2005 (the "Record Date") shall be entitled to notice of the Meeting. Persons acquiring shares after the Record Date who wish to vote at the Meeting should provide evidence of ownership to CIBC Mellon Trust not later than ten (10) days before the Meeting and request that their name be added to the voters list. All matters to be submitted to shareholders at the Meeting may be approved by a simple majority of votes cast at the Meeting, in person or by proxy.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate the persons named below, and the persons appointed in the accompanying form of proxy intend to vote for the election of those persons as directors of the Corporation. All of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next Annual General Meeting, or until their successors are duly elected or appointed, or until a director vacates his office or is replaced.

Management nominees for the board of directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Offices Held and Period served as Director	Principal Occupation
Terry S. C. Chan [(1)] Calgary, Alberta	243,500	Director since April 1999	Businessman. Realtor with Royal Le Page-Pinnacle
Robert E. Crancer St. Louis, Missouri	605,500	Director since February 1995	Retired businessman
Howard G. Coopersmith Fort Collins, Colorado	80,000	Director since June 1995	P. Geol., President of Diamond Company, NL
Reynoudt Jalink [(1)] Calgary, Alberta	185,000	Director since April 1999	Businessman, President of Jalink Sports Agency, Inc.
Guenter J. Liedtke [(1)(] Calgary, Alberta	1,039,051	President & CEO, Director since November 1986	P. Geol., President of G. J. Liedtke Consulting Ltd
Lyle Pederson Toledo, Ontario	93,000	Director since June 1995	Retired federal senior executive

(1) Member of the Audit Committee.
The Corporation does not have an Executive Committee of its Board of Directors.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote in favour of an ordinary resolution to re-appoint reappoint Dick Cook Schulli, Chartered Accountants, as auditors of the Corporation to serve until the close of the next annual meeting of shareholders of the Corporation, or until they resign or are removed from office as provided by law or by the Corporation's by-laws, and to authorize the directors to fix their remuneration. Dick Cook Schulli, Chartered Accountants, was appointed auditors in 1999.

APPROVAL OF STOCK OPTION PLAN

Shareholders are being requested to approve the Stock Option Plan (the "Plan") attached as Schedule "A". The Plan provides that stock options be granted to directors, officers, employees and consultants of the Corporation, as such terms are defined in the TSX Venture Exchange's Policy 4.4. The Plan provides for the issuance of stock options to acquire up to that number of the Corporation's common shares (the "Plan Ceiling") equal to 10% of the Corporation's issued and outstanding share capital as at the date of grant. This is a "rolling" Plan Ceiling as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Corporation's issued and outstanding share capital increases. Pursuant to the policies of the TSX Venture Exchange, shareholders are required to approve on a yearly basis stock options plans that have a "rolling" plan ceiling. The corporation currently has 46,949,734 common shares outstanding which means that 4,694,973 may be reserved for the grant of options. As at the date of this circular, there are 3,530,000 common shares reserved for the exercise of stock options, being 7.51% of the total issued and outstanding capital.

The aggregate number of shares reserved for issuance to any one individual, within a one-year period, shall not exceed 5% of the issued and outstanding shares. The number of shares reserved for issuance, within a one-year period, to a consultant or an employee providing investor relations activities shall not exceed 2% of the issued and outstanding shares. The expiry date will not exceed five years from the date of grant. The exercise price will not be less than the price permitted under the rules of any stock exchange on which the common shares are listed.

The Plan provides that other terms and conditions, including vesting provisions, may be attached to a particular stock option at the discretion of the Corporation's board of directors. Options are subject to early termination in the event of death or if an optionee terminates his/her position with the Corporation. Options granted under the Plan are non-transferable.

At the Meeting, the Shareholders will be asked to approve the following ordinary resolution:

"BE IT RESOLVED THAT:

(a) the incentive stock option plan of the Corporation (the "Plan"), attached as Schedule "A" to the management information circular dated April 25, 2005, with such amendments as are required by the TSX Venture Exchange, if any, be and is hereby ratified and approved, subject to the acceptance and approval of the TSX Venture Exchange;

(b) any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, including any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the Plan."

EXECUTIVE COMPENSATION
FORM 51-102F6

Summary of Executive Compensation

The following table provides a Summary of Compensation earned by the Named Executive Officer for each of the Corporation's three most recently completed fiscal years. "Named Executive Officer" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporations' three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. Also, disclosure is required for any individual whose total salary and bonus during the most recent fiscal year was $150,000, whether or not they are an executive officer at the end of the year. At December 31, 2004 the Corporation had one Named Executive Officer, Guenter J. Liedtke, President and CEO.

	Annual Compensation	Long-term Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Option (#)[2]	All Other Compensation [3]
Guenter J. Liedtke	2004	Nil	Nil	60,550	1,150,000	Nil
President and	2003	Nil	Nil	61,500	1,150,000	Nil
Chief Executive Officer	2002	Nil	Nil	59,850	900,000	Nil

Notes:

(1) Denotes consulting compensation. See Management Contracts.

(2) Denotes number of common shares of the Corporation covered by incentive stock options. The Corporation does not have in place any long-term incentive plan other that the Plan.

(3) The Corporation did not pay or provide: (a) any other annual compensation; (b) restricted stock awards, or (c) any long term incentive plan awards or payments in any of the years ended December 31, 2004, 2003 and 2002.

Option Exercises

The following table sets forth information with respect to the exercise of stock options during the fiscal year ended December 31, 2004 by the Named Executive Officer and with respect to all options held by him and still outstanding. Value realized upon exercise is the difference between the fair market value of the underlying shares of the exercise date and the exercise or base price of the options. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2004 which was $0.32 per common share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

			Unexercised Options at Year End	
Name	**Securities Acquired on Exercise (#)** [1]	**Aggregate Value Realized ($)**	**Unexercised Options At December 31, 2004 (#)** [2]	**Value of Unexercised In-the-money Options At December 31, 2004 ($)**
Guenter J. Liedtke	150,000	(22,500)	1,150,000	$30,500

Notes:

(1) 150,000 options were exercised at $0.35 per share on August 20, 2004 when the fair market value of the underlying shares was $0.20 per share.

(2) 500,000 of these options are exercisable at $0.35 per share until October 17, 2005; 400,000 are exercisable at $0.25 per share until July 28, 2008; and 250,000 are exercisable at $0.25 per share until August 31, 2009.

Option Grants

The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 2004 to the Named Executive Officer:

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant	Expiry Date
Guenter J. Liedtke	250,000	22.72%	0.25	0.25	August 31, 2009

Employment Contracts and Termination of Employment Arrangements

The Corporation does not have a written employment agreement with the Named Executive Officer.

Compensation Of Directors

No Directors' fees or other compensation or benefits are paid to directors of the Corporation for their services as directors. There are no pension or retirement benefits payable to the directors or officers of the Corporation in that capacity.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at April 25, 2005:

Plan Category	Number of Common Shares To be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price Of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation Plans approved by Securityholders	3,530,000	$0.29	1,164,973 (1)
Equity compensation Plans not approved by securityholders	NIL	NIL	NIL
Total	**3,530,000**	**$0.28**	**1,164,973**

Note (1): This number is the difference between 4,694,973, or 10% of the total issued and outstanding capital of the Corporation as at April 25, 2005, and the outstanding options in column (a).

During the last fiscal year, the board of directors granted an aggregate of 1,100,000 options: 250,000 of these were granted to the Named Executive Officers, an aggregate of 775,000 to four directors, and 75,000 options to a consultant. Subsequent to the year-end, 25,000 options were granted to one employee.

During 2004, an aggregate of 655,000 options expired. One employee exercised in full 50,000 options at the price of $0.25 per share; on April 22, 2004, a director exercised 145,000 of his 150,000 options at the price of $0.30 per share.

The following stock options remain outstanding and unexercised as of the date hereof (options held by the Named Executive Officer are disclosed in Executive Compensation):

Name	Position	Number of Options	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date Of Grant ($/Share)	Expiry Date
Terry S. C. Chan	Director	175,000	0.25	0.25	February 3, 2009
Howard G. Coopersmith	Director	150,000 200,000	0.25 0.25	0.25 0.25	July 28, 2008 August 31, 2009
Robert E. Crancer	Director	300,000 250,000	0.35 0.25	0.35 0.25	October 17, 2005 July 28, 2008
Reynoudt Jalink	Director	175,000	0.31	0.31	April 12, 2009
Lyle Pederson	Director	150,000 200,000	0.25 0.25	0.25 0.25	July 28, 2008 August 31, 2009
Fosca V. Benvenuti	Secretary	100,000	0.25	0.25	July 28, 2008
Consultants Employees Employee		75,000/75,000 200,000/280,000 25,000/25,000	0.25 0.25 0.25/0.35	0.25 0.25 0.25/0.35	July 28, 2008/Oct. 14, 2009 July 28, 2008/Nov. 11, 2008 Feb. 3, 2009/Jan. 13, 2010
TOTAL		2,380,000			

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation during the last completed financial year ended December 31, 2004.

MANAGEMENT CONTRACTS

Services to the Corporation provided by Guenter J. Liedtke, the Named Executive Officer, are made available to the Corporation through his private corporation, G. J. Liedtke Consulting Ltd., of Calgary, Alberta. Pursuant to an agreement between the

Corporation and G. J. Liedtke Consulting Ltd. (the "Consultant") dated December 3, 1986, the services are offered for cash on a per day or per hour basis. The cash compensation paid to the Named Executive during the last completed financial year is disclosed in the Summary Compensation Table.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such person, in any transaction since the last completed financial year or any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

INTEREST OF INFORMED PERSONS IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

OTHER BUSINESS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information regarding the Corporation's business is contained in the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2004. These statements and all the continuous disclosure documents submitted to the Securities Commissions and TSX Venture Exchange can be found on SEDAR at www. sedar. com. Shareholders may request a copy of the financial statements and management discussion and analysis at Suite 780, 521 – 3rd Avenue SW , Calgary, AB T2P 3T3.

APPROVAL OF CIRCULAR

The contents and sending of this Management Information Circular have been approved by the directors of the Corporation.

DATED at Calgary, Alberta, April 25, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Guenter J. Liedtke,
President and Chief Executive Officer

APPENDIX "A"

Attached to and made part of the Information Circular in connection with the Annual Meeting of Shareholders of Golconda Resources Ltd. to be held on May 27, 2005 and any adjournment thereof.

GOLCONDA RESOURCES LTD.
2005 STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Golconda Resources Ltd. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

2. Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) **"Board of Directors"** means the Board of Directors of the Corporation;

(b) **"Corporation"** means Golconda Resources Ltd. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(c) **"Discounted Market Price"** means the last per share closing price for the Shares on the Exchange before the date of grant of an Option, less the applicable discount under Exchange Policies;

(d) **"Exchange"** means the TSX Venture Exchange Inc. or any other stock exchange on which the Shares are listed;

(e) **"Exchange Policies"** means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange;

(f) **"Insider"** has the meaning ascribed thereto in Exchange Policies;

(g) **"Option"** means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Shares from treasury at a price determined by the Board of Directors;

(h) **"Option Period"** means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange, which maximum period is five (5) years from the date the Option is granted based on the Corporation being a Tier 2 Issuer;

(i) **"Optionee"** means a person who is a Director, Officer, Employee, Management Company Employee and Consultant of the Corporation or a subsidiary of the Corporation; a corporation wholly owned by such persons, or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan;

(j) **"Plan"** shall mean the Corporation's incentive stock option plan as embodied herein and as from time to time amended;

(k) **"Shares"** means Common Shares in the capital of the Corporation and any shares or securities of the Corporation into which such Shares are changed, converted, subdivided, consolidated or reclassified;

(l) **"Outstanding Shares"** at the time of any share issuance or grant of Options means the number of Common

Shares that are issued and outstanding immediately prior to the share issuance or grant of Options on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

Capitalized terms in the Plan that are not otherwise defined herein shall have the meaning set out in the Exchange Policy, including without limitation "Consultant", "Employee", "Insider", "Investor Relations Activities", "Management Company Employee", "Associates", "Tier 2 Issuer".

3. Administration

The Plan shall be administered by the Board of Directors of the Corporation. The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4. Granting of Options

The Board of Directors may from time to time designate those Optionee to whom Options to purchase Shares of the Corporation may be granted, and the number of shares to be optioned to each, provided that:

(a) the total number of Shares issuable pursuant to the Plan shall not exceed 10% of the Outstanding Shares, subject to adjustment as set forth in clause 13 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange;

(b) the number of Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Shares;

(c) the number of Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Shares;

(d) the aggregate number of Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Shares; and

(e) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by insiders of the Corporation to whom common shares may be issued pursuant to the Plan, and Associates of any such Insiders;

    (i) the maximum number of Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Shares;

    (ii) the maximum number of Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Shares; and

    (iii) the maximum number of Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Shares;

provided that for the purposes of paragraphs (i), (ii) and (iii) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.

Subject to the Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms as it shall determine. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors so determine. Subject to Exchange Policies, the Corporation shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such

Optionee.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purpose of the Plan.

5. Participation

Participation to the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Corporation.

6. Vesting

The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

7. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Board of Directors when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

In the event that the Board of Directors proposes to reduce the Exercise Price of Option granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

8. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Board of Directors at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that an Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Board of Directors, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death (the "Termination Date");

(b) if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation , the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 90 days prescribed by the Board of Directors at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c) if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 30 days prescribed by the Board of Directors at the time of grant, following the date of the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

9. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

10. Optionee's Rights Not transferable

No right or interest to any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

11. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this clause 11, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger of amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

12. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (or its replacement or successor provisions) shall be made for the Shares of Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of the unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Board of Directors, subject to approval by the stock exchanges upon which the Shares are then listed, if required by such exchanges. Upon payment of aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

13. Alterations in Shares

Appropriate adjustments in the number of Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Board of Directors in its discretion to give effect to adjustments in the number of Shares of the Corporation resulting subsequent to the approval of the Plan by the Board of Directors from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

14. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Board of Directors, and in accordance with the provision of this Plan. The agreement will be in such form as the Board of Directors may from time to time approve, or authorize the officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting the Options in the income tax or other tax laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

15. Regulatory Authorities Approval

The Plan shall be subject to acceptance and approval, if required, by the Exchange, or such other or additional stock exchange on which the Shares are listed for trading. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given, and no such Options may be exercised unless and until such acceptance and approval, if required, are given.

16. Amendment or Discontinuance of the Plan

The Board of Directors may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the Exchange, or such other or additional stock exchange on which the Shares are listed for trading.

17. Shares Duly Issued

Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the exercise price therefor in accordance with the terms of the Option, and the issuance of Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

18. Prior Plans

This Plan shall come into force and effect on May 27, 2005 and entirely replaces and supersedes prior share option plans enacted by the Board of Directors of the Corporation.

19. Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

20. Effective Date

This Plan shall become effective as of and from, and the effective date of the Plan shall be, May 27, 2005, subject to necessary shareholder and Exchange approvals.

***

GOLCONDA RESOURCES LTD.

(The "Corporation")

Request Form for Interim Financial Statements

National Instrument 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation together with the Management Discussion and Analysis ("MD&A").

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method. The Corporation will only send copies of its interim financial statements for the upcoming year to shareholders who expressly request that they be sent such statements by completing this Request Form and returning it to the attention of the Secretary of the Corporation at the address set forth below.

If you wish to receive interim financial statements and MD&A of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form and return it to the Corporation at the address set forth below.

TO: Golconda Resources Ltd.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3
Attention: Secretary

☐ I hereby request that I be sent copies of the interim financial statements by regular mail.

☐ I hereby consent to receive interim financial statements via electronic mail.

The undersigned hereby certifies to be a shareholder of Golconda Resources Ltd.

DATED this _____ day of ____________________, 2005.

____
NAME OF SHAREHOLDER (*PLEASE PRINT*)

____
STREET ADDRESS

____
CITY PROVINCE/STATE POSTAL/ZIP CODE

____
E-MAIL ADDRESS (*PLEASE PRINT*)

____
SIGNATURE

A:/GOL/RF-2005

Golconda
RESOURCES LTD.


Mineral
Exploration
and
Development

2004 ANNUAL REPORT

GOLD ◦ PLATINUM ◦ DIAMONDS ◦ SILVER ◦ COPPER

INTRODUCTION

Golconda Resources Ltd. is a Canadian-based mineral exploration and development company with its head office in the city of Calgary, Alberta. The company's mineral properties portfolio covers a diverse range of commodities including gold, silver, diamonds, copper, lead, zinc, nickel, iron, platinum and palladium.

Golconda owns a total of ten properties, four of which are at a critical stage where the next proposed exploration step on any one of the properties could result in a major upgrading of the company.


Shulin Lake
CANADA
Peter Lake
Ennis Lake
Wapawekka
Lone Peak
Red Lake
North Pacific Ocean
UNITED STATES
Ralston Valley
South Monitor
Monitor Flat
North Atlantic Ocean
THE BAHAMAS

South Monitor, Nevada
(Gold, Silver)

Monitor Flat, Nevada
(Gold, Silver)

Ralston Valley, Nevada
(Gold, Silver)

Shulin Lake, Alaska
(Diamonds)

Red Lake, Ontario
(Gold)

Peter Lake Project, Saskatchewan
(Platinum, Palladium, Copper, Nickel)

Wapawekka West, Wert Lake, Saskatchewan
(Massive Sulphides, Copper, Zinc, Gold, Silver)

Ennis Lake, Saskatchewan
(Iron, Gold)

Lone Peak, British Columbia
(Gold, Lead, Zinc, Copper)

REPORT TO THE SHAREHOLDERS

On behalf of the Board of Directors of Golconda Resources Ltd. I am pleased to present Golconda's 2004 annual report and discuss our plans for 2005.

The continued increase in gold/silver and base metal prices again had a positive influence on junior exploration companies. This more enthusiastic approach within the investment community enabled us to finance four major exploration programs on our main projects. The company continued to evaluate new properties in Canada and Nevada to increase our portfolio with high quality prospects.

Last year's exploration in Alaska at the Shulin Lake Diamond Property in which Golconda has a 51% interest, our drilling program finally led us to the source of the volcanic tuffs that had shown micro diamonds and indicator minerals in earlier years. One sample from our last hole contained three micro diamonds, and orange and purple pyrope garnets had chemical compositions which classified them as "diamond associated garnets". A re-interpretation of an airborne magnetic survey from 1999 confirmed the presence of a large circular anomaly. Drilling in 2005 in three areas of this anomaly intersected a thick sandy tuff sequence. About 2,500 kg of tuff were sent to SGS Lakefield to test for diamonds.

In Nevada we drilled a hole down to a depth of 1,500 ft on the South Monitor Property, to test for a high grade gold/silver bonanza vein system. We encountered gold/silver mineralized quartz veins within a thick envelope of hydrothermal clay alteration. These holes are difficult and costly to drill, and despite technical encouragement there are no plans for drilling this year.

During the year, the outlook of junior exploration companies changed for the better due to increasing gold, silver and base metal prices.

The drill program at Ralston Valley showed the presence of a large hydrothermal cell with gold/silver values. The drilling also revealed a major fault structure which is required for the localization of economic gold/silver mineralization. Drilling along this fault structure in the search of an ore body is scheduled to start before the end of June 2005.

In Saskatchewan we carried out exploration in the Wapawekka area. For technical reasons the claims in this area are split into the western "Wapawekka West" and the eastern "Wert Lake" claims. In April of 2004, we flew an airborne magnetic survey over these claims. The massive sulfide horizon which we had found in 2001 was clearly visible on the magnetic map. Drilling in October-November to test some similar magnetic anomalies failed to intersect massive sulfides, indicating that the magnetic survey was not discriminating enough, although the broad geological units could be well distinguished. A newly developed airborne electromagnetic method was employed in April 2005. The preliminary interpretation showed several high priority targets and also outlined the known massive sulfide zone.

Evaluating new prospects led to the optioning of the Merger property in Nevada. This property is a high quality silver prospect.

The year 2005 will be an exciting one for the Company, with several properties reaching the point of a possible major discovery.

We wish to thank all of our shareholders for their continued support.

ON BEHALF OF THE BOARD

G. Liedtke

Guenter J. Liedtke
President and Chief Executive Officer

Golconda Resources Ltd. is a Calgary-based junior exploration company with an exceptionally prospective exploration portfolio in North America. The company is exploring for diamonds in Alaska and for gold in Nevàda, Ontario (Red Lake District), British Columbia and Saskatchewan. A Platinum project and a Cu-gold project have been added to the exploration portfolio in Saskatchewan.

EXPLORATION IN THE UNITED STATES

Shulin Lake, Alaska – (51% interest)

The Shulin Lake property is located about 75km northwest of Anchorage, Alaska. It consists of 278 claims for a total of 16,000 acres. The project is a joint venture between Golconda (51%), Shulin Lake Mining, a private company (39.8%), and Shear Minerals Ltd. (9.2%).

A recent re-evaluation of the airborne magnetic survey flown over the Shulin Lake, Alaska property concluded: "both derivatives highlight numerous intrusive-style magnetic anomalies, both small stocks or pipes and dikes." Therefore, it is significant that hole 22, drilled in March of last year, was situated at the rim of one of these pipe-like features outlined by the magnetic survey. Material from this hole recovered three micro diamonds in an 8kg sample.

Although diamond inclusion chromites and other indicator minerals had been detected by microprobe before, this is the first time that pyropes have been found on the Shulin Lake property. This is likely due to the fact that hole 22 is drilled into the pipe-like anomaly. The pyropes and the pipe-like anomalies detected by the recent re-evaluation of the magnetic survey are the last two pieces of the puzzle needed to confirm the excellent diamond potential of the property.

The company is excited about the progress made of late, and a major drill program began in early 2005 in which we drilled three magnetic anomalies which together form one composite anomaly indicating a possible volcanic complex. The drillholes into these anomalies, which are spaced over a distance of about 2km, encountered sandy volcanic tuff, similar to the material encountered in holes 10 and 22, those containing the diamonds. A total of about 2400kg of this material has been sent to Lakefield Research Ltd. in Ontario to be assayed for diamonds.



Ralston Valley – Nevada (100% interest)



Golconda holds 60 claims (1200 acres); a 100% interest. Gold mineralization in a northwest trending Walker Lane structure cuts Palaeozoic limestone and parallels the Midway structure.

Golconda staked part of the gravel-covered valley in 1997 due to erratic hydrothermal quartz veins in a limestone. The veins become more consistent and attain a width of over 300m (1000ft) just before the outcrops are covered by gravel overburden.

Deeper drilling is expected to intercept higher gold values as the lower part consists of laminated silty limestone, the same rock-type that contains the majority of the gold in the Carlin area.

Drilling in 2004 intersected a strong fault with hydrothermal clay and associated gold-silver mineralization. Further drilling along this fault structure, which has excellent potential to host economic gold-silver mineralization where it cuts through the laminated limestone sequence, is planned for 2005.

South Monitor – Nevada (80% interest)

The South Monitor prospect (80% Golconda - 20% Nassau Ltd.) is the most advanced of Golconda's Nevada properties. Golconda discovered zones with gold-silver mineralization in the flats adjoining the hills. It was Golconda's discovery that consistent and contiguous gold-silver mineralization occurs in the flats under a thick clay blanket, while the mineralization in the hills is erratic. This discovery increased the economic potential of the property. The gold-silver mineralization has been followed to a depth of 620ft, where it is still oxidized.

The alteration at South Monitor is larger and stronger than the one at Round Mountain and the amount of gold occurring in three distinct areas at South Monitor over a distance of 2 miles, gives the property an excellent potential to contain a large, high-grade gold deposit in the underlying limestone.

A 1500 ft deep diamond drillhole intersected several vertical quartz veins in a thick hydrothermally-altered clay envelope. The quartz veins showed low grade gold-silver mineralization. Further drilling in this area is planned.

Monitor Flats – Nevada (100% interest)

Golconda holds 18 claims (360 acres); a 100% interest. The claims are covered by sand and gravel, except for two small hills, each with a diameter of about 50m (150ft). These two hills, about 1 km apart, show hydrothermal alteration and anomalous gold, arsenic and mercury values in Tertiary volcanics.

The main attraction of these claims is the potential for Carlin-type gold mineralization in the underlying Ordovician limestone, which is projected to start at a depth of about 50-60m (200ft).

EXPLORATION IN CANADA

Wapawekka property in Saskatchewan (100% interest)

In the Wapawekka region of central Saskatchewan, just north of Golconda's Ennis Lake gold prospect lays a 20km x 50km (12.5 x 30mi) area characterized by numerous circular magnetic anomalies.

A detailed ground magnetic survey identified promising drilling targets. In 2001 a total of 5 holes with over 1700m drilled the easternmost magnetic anomaly and intersected bimodal volcanic sequences. Three of the holes cored thick units of volcanic massive sulphides. Hole 2 intersected over 25m true thickness of over 50% sulphide content. An airborne magnetic survey in 2004 identified an additional eight similar anomalies. The overall data suggests that Golconda's exploration efforts identified a mineralized subduction zone-related greenstone belt in the sediment-covered basement of northern Saskatchewan.

In March 2005 Golconda flew an airborne electromagnetic survey over the properties. Preliminary results show the existence of several strong conductors that are potential massive sulphide zones. A major drill program is planned for 2005.

The other properties in Canada were on hold in 2004.



CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004 and 2003

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated balance sheets of Golconda Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 4, 2005

Dick Cook Schulli
CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003

	2004	2003
ASSETS		
Current		
Cash	$ 2,902	$ 7,059
Accounts receivable	5,444	-
Prepaid expenses	-	3,243
Loan receivable	-	8,000
	8,346	18,302
Capital - Note 3	3,260	4,357
Mineral properties and deferred expenditures - Note 4	4,312,230	3,964,444
Mineral reclamation deposits	58,201	48,501
	$ 4,382,037	$ 4,035,604
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 347,765	$ 393,433
Advances from shareholders - Note 5	193,109	27,812
	540,874	421,245
Nature of operations - Note 1		
Commitment - Note 10		
SHAREHOLDERS' EQUITY		
Share capital - Note 6	12,366,613	11,496,363
Warrants	120,000	120,000
Contributed surplus	342,644	214,000
Deficit	(8,988,074)	(8,216,004)
	3,841,163	3,614,359
	$ 4,382,037	$ 4,035,604

Approved by the Board:

[signature], Director   [signature], Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

As at December 31, 2003 and 2002

	2004	2003
Expenses		
Write down of mineral properties	$ 409,933	$ 779,438
Amortization	1,098	1,493
General and administrative	232,415	227,029
Stock-based compensation	128,644	214,000
	772,090	1,221,960
Net loss	(772,090)	(1,221,960)
Deficit, beginning of year	(8,216,004)	(6,994,044)
Deficit, end of year	$ (8,988,094)	$ (8,216,004)
Loss per share - basic and diluted	$ (0.01)	$ (0.03)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

	2004	2003
Cash provided by (used for):		
Operating activities		
Net loss	$ (772,090)	$ (1,221,960)
Add items not affecting cash		
Amortization	1,098	1,493
Stock-based compensation	128,644	214,000
Non-cash administrative costs	-	4,230
Write down of mineral properties	409,933	779,438
	(232,415)	(222,799)
Net change in non-cash working capital items		
Accounts receivable	(5,444)	-
Prepaid expenses	3,243	(1,175)
Loan receivable	8,000	(8,000)
Accounts payable and accrued liabilities	(257,834)	772
	(484,450)	(231,202)
Financing activities		
Advances from (repayments to) shareholders	217,797	(2,413)
Issue of shares for cash		
Private placement	750,000	441,250
Exercise of warrants	1,200	201,500
Exercise of options	56,000	-
Costs of issuing shares	(4,450)	(3,277)
	1,020,547	637,060
Investing activities		
Deferred exploration expenditures incurred	(742,720)	(529,158)
Deposits paid	(9,700)	(2,101)
Accounts payable and accrued liabilities relating to investing activities	212,166	76,901
	(540,254)	(454,358)
Decrease in cash	(4,157)	(48,500)
Cash, beginning of year	7,059	55,559
Cash, end of year	$ 2,902	$ 7,059

Supplemental disclosure of non-cash investing and financing activities:

	2004	2003
Issuance of common shares:		
- acquisition of mining claims	$ 15,000	$ 15,000
- deferred exploration expenditures	-	44,270
- settlement of shareholder advances	52,500	24,000
- general administrative exploration costs	-	4,230

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004 and 2003

Note 1 - Nature of Operations

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in Note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

c) Cash

Cash is defined as cash on deposit, term deposits in money market instruments with original maturities of less than three months, and bank overdrafts repayable on demand.

d) Capital assets and amortization

The Company provides for amortization on capital assets using the declining balance method at annual rates of 20% to 30%.

e) Mineral properties

Direct costs relating to the acquisition, exploration and development of mineral properties, including interest on borrowings directly related to a property, are capitalized on an area of interest basis. When the Company is the operator of a project and incurs costs on behalf of joint venture partners, these costs are periodically charged back to the partners and are recorded as operator recoveries. Operator recoveries are credited to exploration costs. Cumulative expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through common shares

The Company credits the proceeds of flow-through common shares, which transfer the deductibility of exploration expenses to the investor, to share capital. A future tax liability is recorded and share capital is reduced by the cost of future income taxes when the expenditures are renounced to the holders of these shares.

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a share option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Effective January 1, 2002, management adopted the recommendations of the Canadian Institute of Chartered Accountants relating to stock-based compensation and other stock-based payments. As such, awards of share options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital.

Note 3 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,800	$ 1,676	$ 2,095
Computer equipment	10,206	8,622	1,584	2,262
	$ 20,682	$ 17,422	$ 3,260	$ 4,357

Note 4 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Net Carrying Amount 2004	Net Carrying Amount 2003
Canada					
Ennis Lake	100	$ 5,058	$ 545,106	$ 550,164	$ 558,630
Lone Peak	90	75,757	137,371	213,128	399,784
Peter Lake	100	12,435	32,571	45,006	38,326
Red Lake	100	5,207	30,785	35,992	35,067
Wapawekka	100	1,740	720,234	721,974	659,576
West Lake	100	1,873	174,012	175,885	134,863
		102,070	1,640,079	1,742,149	1,826,246
United States					
Merger	100	-	7,586	7,586	-
Monitor Flats	100	11,170	76,878	88,048	82,003
Ralston Valley	100	31,359	273,845	305,204	197,114
Shulin Lake, Alaska	51	138,210	858,327	996,537	805,694
South Monitor, Nevada	80	100,183	1,072,523	1,172,706	1,053,387
		280,922	2,289,159	2,570,081	2,138,198
		$ 382,992	$ 3,929,238	$ 4,312,230	$ 3,964,444

During 2004 the Company wrote down the carrying amounts of Ennis Lake, Lone Peak, Monitor Flats, Ralston Valley and South Monitor properties as the Company reduced the number of mineral claims held on the respective properties because of no further plans for exploration on these claims.

During 2003 the Company wrote down the carrying amounts related to Lone Peak, Peter Lake, Wapawekka properties as the Company reduced the number of claims held on the properties because of no future plans for exploration on these claims.

Contractual options and commitments

a) Lone Peak, British Columbia

(i) On October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% net smelter royalty. In accordance with the option agreement the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the option agreement at a deemed price of $0.30 per share.

In addition, the Company is required to spend $450,000 on exploration expenditures as follows:

Incurred by	Amount
October 15, 2002	$ 75,000
October 15, 2003	100,000
October 15, 2004	125,000
October 15, 2005	150,000
	$ 450,000

As at December 31, 2004 the Company was in compliance with the option agreement.

b) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supercede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $100 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2004 the Company was in compliance with the amended option agreement and all 47 claims were in good standing.

Note 5 - Advances from Shareholders

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2002	36,901,234	$ 10,815,390
Issued during the year		
Private placement	1,967,500	391,973
Exercise of stock options	100,000	40,000
Exercise of warrants	780,000	234,000
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2003	39,798,734	$ 11,496,363
Issued during the year		
Private placement	3,000,000	745,550
Exercise of stock options	345,000	108,500
Exercise of warrants	6,000	1,200
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2004	43,199,734	$ 12,366,613

The private placements issued during the year are net of share issue costs of $4,450 (2003 - $3,277).

c) Private placement

The following is a summary of the private placement that was issued during the year:

Date	Number Shares	Price per Share	Proceeds	Transaction Cost	Net Proceeds
March 2004	3,000,000	$ 0.25	$ 750,000	$ 4,450	$ 745,550

On March 3, 2004, the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.25 per unit, for gross proceeds of $750,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 up to March 2, 2005.

d) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of December 31, 2004 and 2003 and changes during the years then ended is presented below:

	2004		2003	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	3,405,000	0.30	2,980,000	0.37
Granted	1,100,000	0.26	1,655,000	0.25
Exercised	(345,000)	0.31	(100,000)	0.40
Expired	(655,000)	0.34	(1,130,000)	0.40
Outstanding, end of year	3,505,000	0.28	3,405,000	0.30
Exercisable, end of year	3,505,000		3,,405,000	

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Number of Shares	Expiry Date
$ 0.35	800,000	October 17, 2005
$ 0.25	1,325,000	July 28,2008
$ 0.25	280,000	November 11,2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.25	75,000	October 14, 2009
	3,505,000	

The Company has recorded stock-based compensation expense of $128,644 (2003 - $214,000) in the consolidated statement of loss and deficit related to the 1,100,000 (2003 – 1,655,000) options granted in the year. The compensation expense has been determined based on the fair value of the options at the grant date. The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk free rate	3.9%	3.8%
Expected volatility	48.4%	55.6%
Annual dividend yield	0.0%	0.0%
Expected life of options	5 years	5 years

e) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2004 and 2003 and changes during the years then ended is presented below:

	2004		2003	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	3,405,000	0.30	2,980,000	0.37
Issued	3,000,000	0.30	1,967,500	0.35
Exercised	(6,000)	0.20	(780,000)	0.30
Expired	(691,500)	0.26	(410,000)	0.32
Outstanding, end of year	4,500,000	0.32	2,197,500	0.32

The following table summarizes information about common share purchase warrants outstanding at December 31, 2004:

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
1,500,000	one share for each warrant	$ 0.35	February 21, 2005
3,000,000	one share for each warrant	$ 0.30	March 2, 2005

Note 7 - Income Taxes

a) Loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,149,000 and net operating losses for United States income tax purposes of approximately $4,752,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	U.S.	Total
2005	150,000	322,000	472,000
2006	173,000	463,000	636,000
2007	164,000	901,000	1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
2014	234,000	-	234,000
Future	-	1,852,000	1,852,000
	$ 1,383,000	$ 4,752,000	$ 6,135,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

Note 8 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2004	2003
For deferred exploration expenditures	$ 60,550	$ 56,750
For general and administrative costs	29,000	24,500
For general administrative exploration costs	-	2,450
	$ 89,550	$ 83,700

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the related parties.

(b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2004	2003
Due to a director	$ 18,450	$ 13,650

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

Note 9 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2004	2003
Operating loss		
Canada	$ 770,706	$ 1,217,901
United States	1,384	4,059
	$ 772,090	$ 1,221,960
Identifiable assets		
Canada	$ 1,768,424	$ 1,863,574
United States	2,613,613	2,172,030
	$ 4,382,037	$ 4,035,604
Mineral property expenditures		
Canada	$ 352,615	$ 266,716
United States	390,105	262,442
	$ 742,720	$ 529,158

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11- Subsequent Events

On February 23, 2005 the Company's shareholders exercised 825,000 warrants at $0.35 each for total proceeds to the Company of $288,750.

On March 2, 2005 the Company's shareholders exercised 2,925,000 warrants at $0.30 each for total proceeds to the Company of $877,500.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is April 25, 2005.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004, copies of which are filed on the SEDAR website.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED ANNUAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the last two completed financial years. The financial information is derived from and should be read in conjunction with the consolidated financial statements and notes thereto for the financial years ended December 31, 2004, and 2003 prepared in accordance with GAAP:

	2004	2003
Revenue	$0	$0
Net Loss	($772,090)	($1,221,960)
Basic Loss per share	($0.01)	(0.03)
Total Assets	$4,382,037	$4,035,604
Total Liabilities	$540,874	$421,245

Loss per share - The loss per share has decreased to $0.01 from $0.03 in the prior year. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

Assets – Total assets have increased by $346,433 in 2004.

Liabilities - Total liabilities have increased by $119,629. This is primarily due to increased trade payables at December 31, 2004 from drilling programs and to shareholders' loans in the amount of $193,109.

The net loss includes $409,933 in write-downs of mineral properties, $128,644 in stock-based compensation recorded on stock options granted during the year and $232,415 in general and administrative costs. In the year 2003, Golconda wrote off a total of $779,438 in acquisition and exploration costs related to certain mineral properties.

Mineral Exploration Activities

The Company holds interests in various mineral properties located in Canada and the United States. During the year 2004 it carried out exploration programs on the following properties:

1. Northern Mining District, Saskatchewan

Wapawekka and Wert Lake

The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares).

Golconda did not incur any exploration expenditures on these properties in 2003. In April 2004, due to considerable increase in all metal prices, Golconda completed an airborne magnetic survey and announced the results on May 21, 2004. The results showed that a massive sulfide lens of magnetic pyrrhotite -intersected by Golconda' diamond drilling program in 2001- appears to continue for an additional 1.2 km to the south, with magnetic values increasing in that direction. The survey map showed five additional similar anomalies for a total of 7 anomalies. On October 18, 2004, the Company announced the start of the first phase of a diamond drill program in search of areas of massive sulfide with economic copper and zinc grades. Effective October 15, 2004, a group of private investors acquired a two-year option to earn 30% interest in the property by incurring 1 million dollars in exploration work. On December 14, 2004, Golconda announced the completion of the first phase of the program for 2004. Four holes, for a total of 1195 meters of diamond drilling, tested Anomaly number Four, located at the centre of the seven on-strike magnetic anomalies, and intersected the same zone which contains the massive sulfide lenses in Anomaly number One. Samples from holes D-3 and D-4 were sent to ALS Chemex in Vancouver, B.C., for assaying for gold, platinum, silver and twenty-six other elements. D-3, a short hole drilled to a depth of 118 meters, reached the basement at 90 meters. The 6-meter core sample from 90 meters to 96 meters showed anomalous gold values of up to 211 ppb, high potassium values, thin quartz veining and strong oxides. The rest of this hole intersected a gabbro. A step-out hole to intersect the complete zone is planned for 2005. Golconda will announce the assay results for hole D-4 as soon as they are received. Golconda plans to continue the drilling program.

Effective October 15, 2004, a third party can earn a 30% interest in the property by spending $1 million in exploration.

The cost of the 2004 exploration programs that included prospecting, sampling, drilling and airborne magnetic survey was $103,420. The 2004 program was financed, in part, by the proceeds from a private placement of 3,000,000 treasury shares issued on March 3, 2004 at the price of $0.25 per share.

2. Nye County, Nevada

Golconda holds various mineral projects in the Nye County, Nevada. In 2004, Golconda paid annual rental fees of $20,109.53 in Canadian funds to the US federal government.

South Monitor (80% interest)

The South Monitor property is located 40 km southeast of Tonopah, Nevada and consists of unpatented 43 claims. An assessment of the original 108 claims was made after completion of the 2004 drilling program, and claims that showed no hydrothermal alteration (indicating potential gold mineralization) or were not considered strategically important, were not renewed.

Pursuant to an agreement dated April 13, 1995 Golconda acquired an option to earn a 60% interest in 108 claims by incurring accumulated expenditures of US$750,000 to April 2001. In 2002, Golconda negotiated a new agreement and, on November 18, 2002, it acquired a 50% interest in the 108 claims from Touchstone Resources, Inc, by issuing 300,000 common shares at the deemed price of $0.20 per share and 300,000 warrants to purchase an additional 300,000 common shares at the price of $0.20 for a two-year period. In addition, Golconda acquired an additional 30% interest in the claims on December 5, 2002 from Nassau, Ltd. by issuing 120,000 common shares at the deemed price of $0.20 per shares and 120,000 warrants to purchase an additional 120,000 common shares at the price of $0.20 per share for a two-year period. These agreements supersede the option agreement dated April 13, 1995. The warrants have expired on November 28, 2004 and December 18, 2004 respectively, with the exception of 6,000 warrants held by Touchstone Resources, Inc. and exercised in April 2004.

In early March 2004, Golconda started a major follow-up drilling program on the property for high-grade, bonanza vein-type gold and silver. The scope of the program was to intersect at a depth below 800 ft vertical a vein system that was intersected during a reverse circulation drill program in 2003. On May 21, 2004, the Company announced the results of the first diamond drill hole at a depth of 1,515 feet. The assay analysis was performed by ALS-Chemex, Vancouver, B.C., with fire assay for gold and ICP for silver and twenty-six other elements. Gold and silver values are increasing with depth in the vein zones with a high of 148g silver/tonne (4.31 oz Ag/ton) –the highest silver value ever encountered on the property. From a depth of 10 feet, the hole intersected strong hydrothermal alteration with alternating vertical zones of silification and quartz veining, and wide zones of very strong clay alteration. Gold reached a high of 0.297 g/tonne (0.009 oz/ton) from 660 ft to 674 ft. The results showed that the drilling overshot the zones of banded quartz veining which are expected to carry to high-grade gold/silver values in the boiling horizon, at depth. The follow-up reverse circulation drill program planned for late 2004 has been postponed to 2005.

During the year ended December 31, 2004, the Company incurred $263,140 in exploration expenditures on this property.

Ralston Valley (100% interest)

The Ralston Valley property is located 35 km northeast of Tonopah, Nevada and consists of 60 claims. In 2004, the Company did not renew 20 of the original 80 claims because the results from the 2004 drilling program showed that they were underlain by granite and therefore had no potential to carry gold mineralization.

On June 18, 2004, the Company announced the start of a reverse circulation drill program on the property. The claims are situated to the southeast of the outcropping Paleozoic rocks in the Baxter Spring area at the southern tip of the Toquima Range. Carlin-type gold mineralization occurs here in Paleozoic carbonaceous siltstones, shales and limestone. The results of the program were announced on August 11, 2004 and September 1, 2004. Four (RV-9 to RV-10) holes intersected hydrothermally altered Paleozoic sediments with anomalous gold and silver values. Hole RV-13 reached a depth of 348 m (1,140 ft). At 225 m (740 ft) it went into quartzite and intersected the highly prospective laminated silty limestone from 244 m to 329 m (800 ft to 1,080 ft). The underlying siltstone showed no anomalous values, whereas the laminated limestone sequence shows persistent anomalous gold (up to 35 ppb) and silver (up to 2 ppm) values with associated arsenic, barium and phosphorus. The Company considers these values highly significant, because this hole could be more than 500 m (1,500 ft) west of the expected mineralizing structure. RV-14 was abandoned at 165 m (540 ft) due to drilling difficulties and was only 230 m (750 ft) west of the quartzite belt intersecting the siltstone from 123 m to 164 m (400 ft to 540 ft). The final 9 m (30 ft) of Hole RV-14, although still being in the siltstone sequence, already show increasing gold/silver values. Barium, with 3,890 ppm, and phosphorus with 7,789 ppm, are substantially higher than values in Hole RV-13. Cross sections through the drilled area revealed the existence of a major fault that could localize a gold deposit at the intersection of the fault with the laminated limestone. The drill program succeeded also in showing the existence of laminated silty limestone, which is host to major ore deposits elsewhere in Nevada. The drilling also narrowed the position of the fault down to a belt of less that 230 m (750 ft). The core samples were analyzed by ALS-Chemex, in Vancouver, B.C. The Company is planning additional drilling.

During the year ended December 31, 2004, the Company incurred $111,612 in exploration expenditures on this property.

Merger Project

The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims (536 hectares). During the months of August and September 2004, the Company incurred $7,586 in "due diligence" preliminary exploration expenditures on these claims.

3. Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

In June 2001, the Company acquired the issued and outstanding shares of 885301 Alberta Ltd. along with its assets through the issuance of 1,500,000 shares at a deemed price of $0.30 per share, for a total purchase cost of $450,000. The assets included the 40% interest in the Shulin Lake 152 mineral claims. In 2002, the Company increased its interest in the mineral claims to 51% through incurring $150,000 US in exploration costs.

In 2003, Golconda drilled two holes to test a circular topographic feature with a 1.5-kilometer diameter at a cost of $79,280 for its 51% interest. The core samples, sent for analysis to SGS Lakefield Research Limited in Ontario ("Lakefield Research"), showed indicator minerals, but no micro diamonds were found.

During the first quarter of the year 2004, Golconda drilled five holes on the property (DSL 18 - DSL 22) from which 19 selected samples were sent to Lakefield Research for caustic fusion and diamond recovery. On October 6, 2004, Golconda announced that Lakefield Research had identified three fragments in one 8 kg drill core sample consisting of unconsolidated material. The three fragments of transparent, white diamonds have the following dimensions: (0.66 x 0.43 x 0.41 mm); (0.29 x 0.20 x 0.10 mm); and (0.17 x 0.14 x 0.08 mm). The total weight was reported at 0.001 carats. The diamond drill bits used in the drilling program were certified to contain no natural diamonds. The diamondiferous sample was recovered from hole DSL 22. The drill holes were widely spaced with more than 200 m spacing. Hole DSL 22 was drilled 600 m north of the others. The holes were drilled to test a large (several kilometers diameter) circular topographical feature recognizable on a satellite photo. The drilling identified the centre of a volcanic system. On December 17, 2004, the Company announced that a re-evaluation of an airborne magnetic survey of the property revealed numerous intrusive-style magnetic anomalies. Purple and orange garnets found in fusion residues from the samples submitted to Lakefield Research had been sent to R.L. Barnett, Geological Consulting Inc., of London, Ontario, for microprobe analysis. Five purple garnets submitted were G-9 garnets and twelve orange garnets were high magnesium pyropes (19-20% MgO) with high titanium content indicating a strong eclogitic component. Of particular importance is that a low manganese content shows that these fall into the field of diamond-associated garnets (diamond-associated garnets are those included in diamonds, occurring in diamond-bearing samples, or occurring inside the diamond stability field). Also, the calcium to chrome ratio is that of garnets associated with diamonds and not with graphite. Although diamond inclusion chromites and other indicator minerals have been detected by microprobe before, this is the first time that pyropes have been found on the Shulin Lake property. This is likely due to the fact that Hole DSL 22 was drilled into the pipe-like anomaly.

In 2002, micro diamonds were found in hole DSL 10, about 3 km to the south, and Golconda is pleased that it has succeeded in tracking these diamonds back to the volcanic center, which is the possible source. The current drill program, which started in January 2005, will continue to outline the diamond-bearing area of the volcanic center, and a larger core sample will be taken around hole DSL 22, to test for the occurrence of larger diamonds.

During the year ended December 31, 2004, the Company incurred $190,843 in exploration expenditures on the property

Subsequent to the year-end, Golconda announced on March 9, 2005 that two anomalies had been drilled to a depth of 302 m and 332 m respectively and that the drill cores were being shipped to Lakefield Research for testing; the drill rig had been moved to the third target and drilling had commenced. On April 4, 2005, 126 mineral claims were staked adjacent to the Shulin property (PETE 1- 126). The staking cost to Golconda was $17,553.30 US.

RESULTS OF OPERATIONS

During the year ended December 31, 2004, the Company sustained a loss of $772,090 or $0.01 per share compared to a loss of $1,221,960 or $0.03 for the year ended December 31, 2003.

General and Administrative expenses were $232,415 in 2004, compared to $227,029 for the year 2003. The Company did not incur investor relations expenses in 2004 and 2003. Geological consulting fees charged by G.J. Liedtke, President and Director of the Company, during the year 2004 were $60,550 ($59,200 in 2003) which was capitalized to deferred mineral exploration costs in 2004 ($56,750 in 2003), and $Nil in 2004 ($2,450 in 2003) was charged to operations.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2004 the Company received the following proceeds: (i) $750,000 from the private placement of 3,000,000 units at $0.25 per unit; (ii) $108,500 from the exercise of an aggregate 345,000 options exercised at $0.30, $0.35 and 0.25 per share; and $1,200 from the exercise of 6,000 warrants at $0.20 per share, for a total of $859,700 ($1,207.91 in 2003) and spent $742,720 in deferred exploration expenditures ($529,158 in 2003).

Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance as at December 31, 2004 was $2,902 compared to $7,059 at December 31, 2003. Current accounts payables and accrued liabilities are $347,765 compared to $393,433 at December 31, 2003.

At December 31, 2004, the Company's investment in resource property costs was $4,312,230 ($3,964,444 at December 31, 2003). Shareholder equity or net assets totaled $3,841,163 ($3,614,359 at December 31, 2003).

RELATED PARTY TRANSACTIONS

The Company paid to officers the following amounts: for deferred exploration expenditures $60,550(2003, $56,750), for general and administrative services $29,000 (2003, $24,500).

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal or par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price $
Balance, December 31, 2003		39,798,734	
Private Placement/Cash	March 3, 2004	3,000,000	0.25
Exercise of Options/Cash	March 22, 2004	50,000	0.25
Exercise of Options/Cash	April 26, 2004	145,000	0.30
Exercise of Warrants /Cash	April 27, 2004	6,000	0.20
Exercise of Options/Cash	August 23, 2004	150,000	0.35
Prop. Interest Acquisition/non-cash (1)	November 2, 2004	50,000	0.30 (deemed)
Balance at December 31, 2004		43,199,734	

Type/Consideration	Issue Date	Number of Common Shares	Price $
Balance at December 31, 2004		43,199,734	
Exercise of Warrants (2)	February 22, 2005	825,000	0.35
Exercise of Warrants	March 2, 2005	2,925,000	0.30
Balance at April 25, 2005		46,949,734	

Notes:

(1) These 50,000 shares were issued to the registered holder of the Lone Peak Group mineral claims, Fort Steele Mining Division, B.C., pursuant to the terms of an option agreement, dated October 15, 2001, to acquire 90% interest in the mineral claims by the issuance of a total of 200,000 shares of the Company at the deemed price of $0.30 per share. With this issuance, the company has paid in full the 200,000 shares required to be issued in anniversary instalments under the terms of the agreement. To acquire the 90% interest, subject to a 2% net smelter royalty, the Company is also required to spend $450,000 in cumulative exploration expenditures by October 15, 2005. As at December 31, 2004, the Company has spent $273,845 in exploration expenditures.

(2) Please, see Subsequent Events below.

a) **Warrants**

As at the date hereof, there are nil share purchase warrants outstanding. As at December 31, 2004, there were 4,500,000 warrants outstanding entitling the holders to acquire 4,500,000 shares of the Company. Details of warrants outstanding at December 31, 2004 are disclosed in Note 4 d) to the audited consolidated financial statements. During the year 2004, 750,000 warrants expired. Details of warrants exercised during the year are disclosed in the Issued Capital table above.

b) **Stock Options**

The Company has an incentive stock option plan for directors, officers, employees and consultants that conforms to the requirements of the TSX Venture Exchange and that requires the annual approval by the shareholders. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. As at the date hereof, there are 3,530,000 stock options outstanding. Details of stock options outstanding as at December 31, 2004 are disclosed in Note 4c) to the audited consolidated financial statements.

During the year 2004, director and employee options totaling 345,000 shares were exercised; detail of options exercised during the year are disclosed in the Issued Capital table above.

Option Grants during the year 2004: on February 4, 2004, director and employee options totaling 200,000 shares exercisable at $0.25 per share; on April 13, 2004, 175,000 director options exercisable at $0.31 per share; on September 1st, 2004, director options totaling 650,000 shares exercisable at $0.25 per share; and on October 15, 2004, 75,000 consultant options exercisable at $0.25 per share. All options are exercisable for a five-year period. The following options expired during the year 2004: 150,000 director options exercisable at $0.30 per share expired January 14, 2004; 5,000 director options exercisable at $0.30 expired April 23, 2004; and a total of 500,000 director options exercisable at $0.35 per share expired on August 23, 2004.

SUBSEQUENT EVENTS

On January 14, 2005, the Company granted 25,000 employee options exercisable at $0.25 per share for a five-year period expiring at the close of business on January 13, 2010.

On February 22, 2005, the Company issued 825,000 shares pursuant to the exercise of 825,000 share purchase warrants exercised at the price of $0.35 per share. The Company received proceeds totaling $288,750. The warrants were issued August 23, 2003 pursuant to a private placement of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable to acquire one additional share at the price of $0.35 per share for a period of one year expiring on August 21, 2004. On August 17, 2004, the TSX Venture Exchange announced its consent to the extension of the expiry date of the 1,500,000 non-transferable warrants to February 21, 2005. The balance of 675,000 warrants expired at the close of business on February 21, 2005. The proceeds are being used to finance the Company's current exploration activities and for working capital to meet ongoing general and administrative expenditures.

On March 2, 2005, the Company issued 2,925,000 shares pursuant to the exercise of 2,925,000 share purchase warrants at the price of $0.30 per share. The Company received proceeds totaling $877,500. The warrants were issued March 3, 2004 pursuant to a private placement of 3,000,000 units at the price of $025 per unit. Each unit consisted of one share and one non-transferable warrant exercisable to acquire one additional share at the price of $0.30 per share for a period of one year expiring March 2, 2005. The balance of 75,000 warrants expired at the close of business on March 2, 2005. The proceeds are being used to fund the Company's exploration activities and for working capital to meet ongoing general and administrative expenditures.

On April 14, 2005, the Company made the following announcements:

Shulin Lake, Alaska: 2,020 kg of samples from two of the three sub-anomalies have been sent to SGS Lakefield for diamond testing. Samples from the third anomaly were being sent the following week;

Wapawekka, Saskatchewan: Fugro Airborne Surveys, of Ottawa, has completed an airborne electromagnetic survey employing the GEOTEM method that can detect massive sulphide bodies under thick sand cover. Permits for a major drill program have been received, with drilling to start in May 2005; and

Merger, Nevada: Golconda and Cook Exploration Corp. have entered into an option agreement with Pacific Intermountain Gold Corp. ("Pacific Intermountain"), a wholly owned subsidiary of Seabridge Gold Inc., to acquire a combined interest of up to 70% in the Merger property, Nye County, Nevada. Golconda and Cook Exploration Corp. can earn a 50% interest by spending a total of $1 million in exploration before February 28, 2010, and by making a US $750,000 payment to Pacific Intermountain within ten days following completion of said expenditures. Both companies can earn an additional 20% interest by providing a feasibility study to Pacific Intermountain on or before February 28, 2014. The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims, for a total of 1,340 acres (544 hectares). Golconda believes that the gold-silver prices will increase substantially in the near future, and for that reason sees the advantage of acquiring prospective high-quality gold-silver properties.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to production costs. Such prices have fluctuated widely and are affected by numerous factors beyond the Company's control.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration and development on its projects.

Directors and Officers

Terry S.C. Chan, Calgary, Alberta
Director

Howard G. Coopersmith, Fort Collins, CO
Director

Robert E. Crancer, St. Louis, MO
Director

Reynoudt Jalink, Calgary, Alberta
Director

Guenter J. Liedtke, Calgary, Alberta
President & CEO, Director

Lyle D. Pederson, Toledo, ON
Director

Fosca V. Benvenuti, Calgary, Alberta
Secretary

Transfer Agent

CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

Stock Exchange

Trading Symbol: **GA**
Listed: TSX – Venture Exchange
Shares outstanding at April 30, 2005: 46,949,734

For additional information contact:
Guenter J. Liedtke, President

Suite 780 Eau Claire Place II
521-3rd Avenue SW
Calgary, Alberta T2P 3T3

Phone: (403) 232-6828
Fax: (403) 232-8650
E-Mail: golcondaresources@telus.net
Website: www.golcondaresources.com

TSX-V: GA

GOLCONDA RESOURCES LTD.

Suite 780 Eau Claire Place II
521-3rd Avenue SW
Calgary, Alberta T2P 3T3
Phone: (403) 232-6828 Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Website: www.golcondaresources.com
TSX-V: GA

GOLCONDA RESOURCES LTD.

Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

DICK COOK SCHULLI
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Golconda Resources Ltd.

We have audited the consolidated bahnce sheets of Golconda Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
April 4, 2005

(Signed) Dick Cook Schulli
CHARTERED ACCOUNTANTS

SUITE 555, 999 - 8 STREET S.W. CALGARY, ALBERTA T2R 1J5
Phone (403) 245-1717 *Fax* (403) 244-9306
Email: mail@dcs-ca.com
Professional Corporations

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets
As at December 31,, 2004 and 2003

	2004	2003
Assets		
Current		
Cash	$ 2,902	$ 7,059
Accounts receivable	5,444	-
Prepaid expenses	-	3,243
Loan receivable	-	8,000
	8,346	18,302
Capital - Note 3	3,260	4,357
Mineral properties and deferred expenditures - Note 4	4,312,230	3,964,444
Mineral reclamation deposits	58,201	48,501
	$ 4,382,037	$ 4,035,604
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 347,765	$ 393,433
Advances from shareholders - Note 5	193,109	27,812
	540,874	421,245
Nature of operations - Note 1		
Commitment - Note 10		
Shareholders' Equity		
Share capital - Note 6	12,366,613	11,496,363
Warrants	120,000	120,000
Contributed surplus	342,644	214,000
Deficit	(8,988,074)	(8,216,004)
	3,841,163	3,614,359
	$ 4,382,037	$ 4,035,604

Approved by the Board:

(Signed) Guenter J. Liedtke, **Director**

(Signed) Terry S.C. Chan, **Director**

See accompanying notes

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2004 and 2003

	2004	2003
Expenses		
Write down of mineral properties	$ 409,933	$ 779,438
Amortization	1,098	1,493
General and administrative	232,415	227,029
Stock-based compensation	128,644	214,000
	772,090	1,221,960
Net loss	(772,090)	(1,221,960)
Deficit, beginning of year	(8,216,004)	(6,994,044)
Deficit, end of year	$ (8,988,094)	$ (8,216,004)
Loss per share - basic and diluted	$ (0.01)	$ (0.03)

See accompanying notes

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	2003
Cash provided by (used for):		
Operating activities		
Net loss	$ (772,090)	$ (1,221,960)
Add items not affecting cash		
Amortization	1,098	1,493
Stock-based compensation	128,644	214,000
Non-cash administrative costs	-	4,230
Write down of mineral properties	409,933	779,438
	(232,415)	(222,799)
Net change in non-cash working capital items		
Accounts receivable	(5,444)	-
Prepaid expenses	3,243	(1,175)
Loan receivable	8,000	(8,000)
Accounts payable and accrued liabilities	(257,834)	772
	(484,450)	(231,202)
Financing activities		
Advances from (repayments to) shareholders	217,797	(2,413)
Issue of shares for cash		
Private placement	750,000	441,250
Exercise of warrants	1,200	201,500
Exercise of options	56,000	-
Costs of issuing shares	(4,450)	(3,277)
	1,020,547	637,060
Investing activities		
Deferred exploration expenditures incurred	(742,720)	(529,158)
Deposits paid	(9,700)	(2,101)
Accounts payable and accrued liabilities relating to investing activities	212,166	76,901
	(540,254)	(454,358)
Decrease in cash	(4,157)	(48,500)
Cash, beginning of year	7,059	55,559
Cash, end of year	$ 2,902	$ 7,059

Supplemental disclosure of non-cash investing and financing activities:

	2004	2003
Issuance of common shares:		
- acquisition of mining claims	$ 15,000	$ 15,000
- deferred exploration expenditures	-	44,270
- settlement of shareholder advances	52,500	24,000
- general administrative exploration costs	-	4,230

See accompanying notes

Note 1 - Nature of Operations

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in Note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Use of estimates

The preparation of financial statements in conformity with accounting princ iples generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimated.

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

c) Cash

Cash is defined as cash on deposit, term deposits in money market instruments with original maturities of less than three months, and bank overdrafts repayable on demand.

Note 2 - **Significant Accounting Policies** *(Continued)*

d) Capital assets and amortization

The Company provides for amortization on capital assets using the declining balance method at annual rates of 20% to 30%.

e) Mineral properties

Direct costs relating to the acquisition, exploration and development of mineral properties, including interest on borrowings directly related to a property, are capitalized on an area of interest basis. When the Company is the operator of a project and incurs costs on behalf of joint venture partners, these costs are periodically charged back to the partners and are recorded as operator recoveries. Operator recoveries are credited to exploration costs. Cumulative expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

Note 2 - Significant Accounting Policies *(Continued)*

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through common shares

The Company credits the proceeds of flow-through common shares, which transfer the deductibility of exploration expenses to the investor, to share capital. A future tax liability is recorded and share capital is reduced by the cost of future income taxes when the expenditures are renounced to the holders of these shares.

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a share option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Effective January 1, 2002, management adopted the recommendations of the Canadian Institute of Chartered Accountants relating to stock-based compensation and other stock-based payments. As such, awards of share options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital.

Note 3 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,800	$ 1,676	$ 2,095
Computer equipment	10,206	8,622	1,584	2,262
	$ 20,682	$ 17,422	$ 3,260	$ 4,357

Note 4 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Net Carrying Amount 2004	Net Carrying Amount 2003
Canada					
Ennis Lake	100	$ 5,058	$ 545,106	$ 550,164	$ 558,630
Lone Peak	90	75,757	137,371	213,128	399,784
Peter Lake	100	12,435	32,571	45,006	38,326
Red Lake	100	5,207	30,785	35,992	35,067
Wapawekka	100	1,740	720,234	721,974	659,576
West Lake	100	1,873	174,012	175,885	134,863
		102,070	1,640,079	1,742,149	1,826,246
United States					
Merger	100	-	7,586	7,586	-
Monitor Flats	100	11,170	76,878	88,048	82,003
Ralston Valley	100	31,359	273,845	305,204	197,114
Shulin Lake, Alaska	51	138,210	858,327	996,537	805,694
South Monitor, Nevada	80	100,183	1,072,523	1,172,706	1,053,387
		280,922	2,289,159	2,570,081	2,138,198
		$ 382,992	$ 3,929,238	$ 4,312,230	$ 3,964,444

During 2004 the Company wrote down the carrying amounts of Ennis Lake, Lone Peak, Monitor Flats, Ralston Valley and South Monitor properties as the Company reduced the number of mineral claims held on the respective properties because of no further plans for exploration on these claims.

During 2003 the Company wrote down the carrying amounts related to Lone Peak, Peter Lake, Wapawekka properties as the Company reduced the number of claims held on the properties because of no future plans for exploration on these claims.

Note 4 - Mineral Properties and Deferred Expenditures *(Continued)*

Contractual options and commitments

a) Lone Peak, British Columbia

(i) On October 15, 2001, the Company acquired an option to earn a 90% interest in 54 claims in Lone Peak, British Columbia, subject to a 2% net smelter royalty. In accordance with the option agreement the Company issued 50,000 common shares at a deemed price of $0.30 per share and will issue an additional 50,000 common shares on each of the 1st, 2nd and 3rd anniversaries of the option agreement at a deemed price of $0.30 per share.

In addition, the Company is required to spend $450,000 on exploration expenditures as follows:

Incurred by	Amount
October 15, 2002	$ 75,000
October 15, 2003	100,000
October 15, 2004	125,000
October 15, 2005	150,000
	$ 450,000

As at December 31, 2004 the Company was in compliance with the option agreement.

b) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supercede the option agreement dated April 13, 1995.

Note 4 - Mineral Properties and Deferred Expenditures ***(Continued)***

b) South Monitor, Nevada ***(Continued)***

To keep the claims in good standing the Company pays annual rental fees of $100 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2004 the Company was in compliance with the amended option agreement and all 47 claims were in good standing.

Note 5 - Advances from Shareholders

Advances from shareholders are unsecured, non-interest bearing and due on demand.

Note 6 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2002	36,901,234	10,815,390
Issued during the year		
Private placement	1,967,500	391,973
Exercise of stock options	100,000	40,000
Exercise of warrants	780,000	234,000
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2003	39,798,734	$ 11,496,363
Issued during the year		
Private placement	3,000,000	745,550
Exercise of stock options	345,000	108,500
Exercise of warrants	6,000	1,200
Acquisition of mineral claims	50,000	15,000
Balance, December 31, 2004	43,199,734	$ 12,366,613

The private placements issued during the year are net of share issue costs of $4,450 (2003 - $3,277).

Note 6 - Share Capital *(Continued)*

c) Private placement

The following is a summary of the private placement that was issued during the year:

Date	Number Shares	Price per Share	Proceeds	Transaction Cost	Net Proceeds
March 2004	3,000,000	$ 0.25	$ 750,000	$ 4,450	$ 745,550

On March 3, 2004, the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.25 per unit, for gross proceeds of $750,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 up to March 2, 2005.

d) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of December 31, 2004 and 2003 and changes during the years then ended is presented below:

	2004		2003	
	Stock Options	Weighted Average Exercise Price ($)	Stock Options	Weighted Average Exercise Price ($)
Outstanding, beginning of year	3,405,000	0.30	2,980,000	0.37
Granted	1,100,000	0.26	1,655,000	0.25
Exercised	(345,000)	0.31	(100,000)	0.40
Expired	(655,000)	0.34	(1,130,000)	0.40
Outstanding, end of year	3,505,000	0.28	3,405,000	0.30
Exercisable, end of year	3,505,000		3,405,000	

Note 6 - Share Capital *(Continued)*

d) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Number of Shares	Expiry Date
$ 0.35	800,000	October 17, 2005
$ 0.25	1,325,000	July 28,2008
$ 0.25	280,000	November 11,2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.25	75,000	October 14, 2009
	3,505,000	

The Company has recorded stock-based compensation expense of $28,644 (2003 - $214,000) in the consolidated statement of loss and deficit related to the 1,100,000 (2003 – 1,655,000) options granted in the year. The compensation expense has been determined based on the fair value of the options at the grant date. The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk free rate	3.9%	3.8%
Expected volatility	48.4%	55.6%
Annual dividend yield	0.0%	0.0%
Expected life of options	5 years	5 years

Note 6 - Share Capital *(Continued)*

e) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2004 and 2003 and changes during the years then ended is presented below:

	2004		2003	
	Warrants	Weighted Average Exercise Price ($)	Warrants	Weighted Average Exercise Price ($)
Outstanding, beginning of year	2,197,500	0.32	1,420,000	0.26
Issued	3,000,000	0.30	1,967,500	0.35
Exercised	(6,000)	0.20	(780,000)	0.30
Expired	(691,500)	0.26	(410,000)	0.32
Outstanding, end of year	4,500,000	0.32	2,197,500	0.32

The following table summarizes information about common share purchase warrants outstanding at December 31, 2004:

Number of Warrants	Exercise Entitlement	Exercise Price per Share	Expiry Date
1,500,000	one share for each warrant	$ 0.35	February 21, 2005
3,000,000	one share for each warrant	$ 0.30	March 2, 2005

Note 7 - Income Taxes

a) Loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,149,000 and net operating losses for United States income tax purposes of approximately $4,752,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned these losses will expire as follows:

	Cdn	U.S.	Total
2005	150,000	322,000	472,000
2006	173,000	463,000	636,000
2007	164,000	901,000	1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
2014	234,000	-	234,000
Future	-	1,852,000	1,852,000
	$ 1,383,000	$ 4,752,000	$ 6,135,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

Note 8 - Related Party Transactions

During the year the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

(a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2004	2003
For deferred exploration expenditures	$ 60,550	$ 56,750
For general and administrative costs	29,000	24,500
For general administrative exploration costs	-	2,450
	$ 89,550	$ 83,700

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the related parties.

Note 8 - Related Party Transactions *(Continued)*

(b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2004	2003
Due to a director	$ 18,450	$ 13,650

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

Note 9 - Segmented Information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2004	2003
Operating loss		
Canada	$ 770,706	$ 1,217,901
United States	1,384	4,059
	$ 772,090	$ 1,221,960
Identifiable assets		
Canada	$ 1,768,424	$ 1,863,574
United States	2,613,613	2,172,030
	$ 4,382,037	$ 4,035,604
Mineral property expenditures		
Canada	$ 352,615	$ 266,716
United States	390,105	262,442
	$ 742,720	$ 529,158

Note 10 - Commitment

The Company's annual rental for office premises for the next year is approximately $30,000 including operating costs.

Note 11 - Subsequent Events

On February 23, 2005 the Company's shareholders exercised 825,000 warrants at $0.35 each for total proceeds to the Company of $288,750.

On March 2, 2005 the Company's shareholders exercised 2,925,000 warrants at $0.30 each for total proceeds to the Company of $877,500.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is April 25, 2005.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004, copies of which are filed on the SEDAR website.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED ANNUAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the last two completed financial years. The financial information is derived from and should be read in conjunction with the consolidated financial statements and notes thereto for the financial years ended December 31, 2004, and 2003 prepared in accordance with GAAP:

	2004	2003
Revenue	$0	$0
Net Loss	($772,090)	($1,221,960)
Basic Loss per share	($0.01)	(0.03)
Total Assets	$4,382,037	$4,035,604
Total Liabilities	$540,874	$421,245

Loss per share – The loss per share has decreased to $0.01 from $0.03 in the prior year. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

Assets – Total assets have increased by $346,433 in 2004.

Liabilities – Total liabilities have increased by $119,629. This is primarily due to increased trade payables at December 31, 2004 from drilling programs and to shareholders' loans in the amount of $193,109.

The net loss includes $409,933 in write-downs of mineral properties, $128,644 in stock-based compensation recorded on stock options granted during the year and $232,415 in general and administrative costs. In the year 2003, Golconda wrote off a total of $779,438 in acquisition and exploration costs related to certain mineral properties.

Mineral Exploration Activities

The Company holds interests in various mineral properties located in Canada and the United States. During the year 2004 it carried out exploration programs on the following properties:

1. Northern Mining District, Saskatchewan

Wapawekka and Wert Lake

The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares).

Golconda did not incur any exploration expenditures on these properties in 2003. In April 2004, due to considerable increase in all metal prices, Golconda completed an airborne magnetic survey and announced the results on May 21, 2004. The results showed that a massive sulfide lens of magnetic pyrrhotite –intersected by Golconda' diamond drilling program in 2001– appears to continue for an additional 1.2 km to the south, with magnetic values increasing in that direction. The survey map showed five additional similar anomalies for a total of 7 anomalies. On October 18, 2004, the Company announced the start of the first phase of a diamond drill program in search of areas of massive sulfide with economic copper and zinc grades. Effective October 15, 2004, a group of private investors acquired a two-year option to earn 30% interest in the property by incurring 1 million dollars in exploration work. On December 14, 2004, Golconda announced the completion of the first phase of the program for 2004. Four holes, for a total of 1195 meters of diamond drilling, tested Anomaly number Four, located at the centre of the seven on-strike magnetic anomalies, and intersected the same zone which contains the massive sulfide lenses in Anomaly number One. Samples from holes D-3 and D-4 were sent to ALS Chemex in Vancouver, B.C., for assaying for gold, platinum, silver and twenty-six other elements. D-3, a short hole drilled to a depth of 118 meters, reached the basement at 90 meters. The 6-meter core sample from 90 meters to 96 meters showed anomalous gold values of up to 211 ppb, high potassium values, thin quartz veining and strong oxides. The rest of this hole intersected a gabbro. A step-out hole to intersect the complete zone is planned for 2005. Golconda will announce the assay results for hole D-4 as soon as they are received. Golconda plans to continue the drilling program.

Effective October 15, 2004, a third party can earn a 30% interest in the property by spending $1 million in exploration.

The cost of the 2004 exploration programs that included prospecting, sampling, drilling and airborne magnetic survey was $103,420. The 2004 program was financed, in part, by the proceeds from a private placement of 3,000,000 treasury shares issued on March 3, 2004 at the price of $0.25 per share.

2. Nye County, Nevada

Golconda holds various mineral projects in the Nye County, Nevada. In 2004, Golconda paid annual rental fees of $20,109.53 in Canadian funds to the US federal government.

South Monitor (80% interest)

The South Monitor property is located 40 km southeast of Tonopah, Nevada and consists of unpatented 43 claims. An assessment of the original 108 claims was made after completion of the 2004 drilling program, and claims that showed no hydrothermal alteration (indicating potential gold mineralization) or were not considered strategically important, were not renewed.

Pursuant to an agreement dated April 13, 1995 Golconda acquired an option to earn a 60% interest in 108 claims by incurring accumulated expenditures of US$750,000 to April 2001. In 2002, Golconda negotiated a new agreement and, on November 18, 2002, it acquired a 50% interest in the 108 claims from Touchstone Resources, Inc, by issuing 300,000 common shares at the deemed price of $0.20 per share and 300,000 warrants to purchase an additional 300,000 common shares at the price of $0.20 for a two-year period. In addition, Golconda acquired an additional 30% interest in the claims on December 5, 2002 from Nassau, Ltd. by issuing 120,000 common shares at the deemed price of $0.20 per shares and 120,000 warrants to purchase an additional 120,000 common shares at the price of $0.20 per share for a two-year period. These agreements supersede the option agreement dated April 13, 1995. The warrants have expired on November 28, 2004 and December 18, 2004 respectively, with the exception of 6,000 warrants held by Touchstone Resources, Inc. and exercised in April 2004.

In early March 2004, Golconda started a major follow-up drilling program on the property for high-grade, bonanza vein-type gold and silver. The scope of the program was to intersect at a depth below 800 ft vertical a vein system that was intersected during a reverse circulation drill program in 2003. On May 21, 2004, the Company announced the results of the first diamond drill hole at a depth of 1,515 feet. The assay analysis was performed by ALS-Chemex, Vancouver, B.C., with fire assay for gold and ICP for silver and twenty-six other elements. Gold and silver values are increasing with depth in the vein zones with a high of

148g silver/tonne (4.31 oz Ag/ton) –the highest silver value ever encountered on the property. From a depth of 10 feet, the hole intersected strong hydrothermal alteration with alternating vertical zones of silification and quartz veining, and wide zones of very strong clay alteration Gold reached a high of 0.297 g/tonne (0.009 oz/ton) from 660 ft to 674 ft. The results showed that the drilling overshot the zones of banded quartz veining which are expected to carry to high-grade gold/silver values in the boiling horizon, at depth. The follow-up reverse circulation drill program planned for late 2004 has been postponed to 2005.

During the year ended December 31, 2004, the Company incurred $263,140 in exploration expenditures on this property.

Ralston Valley (100% interest)

The Ralston Valley property is located 35 km northeast of Tonopah, Nevada and consists of 60 claims. In 2004, the Company did not renew 20 of the original 80 claims because the results from the 2004 drilling program showed that they were underlain by granite and therefore had no potential to carry gold mineralization.

On June 18, 2004, the Company announced the start of a reverse circulation drill program on the property. The claims are situated to the southeast of the outcropping Paleozoic rocks in the Baxter Spring area at the southern tip of the Toquima Range. Carlin-type gold mineralization occurs here in Paleozoic carbonaceous siltstones, shales and limestone. The results of the program were announced on August 11, 2004 and September 1, 2004. Four (RV-9 to RV-10) holes intersected hydrothermally altered Paleozoic sediments with anomalous gold and silver values. Hole RV-13 reached a depth of 348 m (1,140 ft). At 225 m (740 ft) it went into quartzite and intersected the highly prospective laminated silty limestone from 244 m to 329 m (800 ft to 1,080 ft). The underlying siltstone shoed no anomalous values, whereas the laminated limestone sequence shows persistent anomalous gold (up to 35 ppb) and silver (up to 2 ppm) values with associated arsenic, barium and phosphorus. The Company considers these values highly significant, because this hole could be more than 500 m (1,500 ft) west of the expected mineralizing structure. RV-14 was abandoned at 165 m (540 ft) due to drilling difficulties and was only 230 m (750 ft) west of the quartzite belt intersecting the siltstone from 123 m to 164 m (400 ft to 540 ft). The final 9 m (30 ft) of Hole RV-14, although still being in the siltstone sequence, already show increasing gold/silver values. Barium, with 3,890 ppm, and phosphorus with 7,789 ppm, are substantially higher than values in Hole RV-13. Cross sections through the drilled area revealed the existence of a major fault that could localize a gold deposit at the intersection of the fault with the laminated limestone. The drill program succeeded also in showing the existence of laminated silty limestone, which is host to major ore deposits elsewhere in Nevada. The drilling also narrowed the position of the fault down to a belt of less that 230 m (750 ft). The core samples were analyzed by ALS-Chemex, in Vancouver, B.C. The Company is planning additional drilling.

During the year ended December 31, 2004, the Company incurred $111,612 in exploration expenditures on this property.

Merger Project

The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims (536 hectares). During the months of August and September 2004, the Company incurred $7,586 in "due diligence" preliminary exploration expenditures on these claims.

3. Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

In June 2001, the Company acquired the issued and outstanding shares of 885301 Alberta Ltd. along with its assets through the issuance of 1,500,000 shares at a deemed price of $0.30 per share, for a total purchase cost of $450,000. The assets included the 40% interest in the Shulin Lake 152 mineral claims. In 2002, the Company increased its interest in the mineral claims to 51% through incurring $150,000 US in exploration costs.

In 2003, Golconda drilled two holes to test a circular topographic feature with a 1.5-kilometer diameter at a cost of $79,280 for its 51% interest. The core samples, sent for analysis to SGS Lakefield Research Limited in Ontario ("Lakefield Research"), showed indicator minerals, but no micro diamonds were found.

During the first quarter of the year 2004, Golconda drilled five holes on the property (DSL 18 - DSL 22) from which 19 selected samples were sent to Lakefield Research for caustic fusion and diamond recovery. On October 6, 2004, Golconda announced that Lakefield Research had identified three fragments in one 8 kg drill core sample consisting of unconsolidated material. The three fragments of transparent, white diamonds have the following dimensions: (0.66 x 0.43 x 0.41 mm); (0.29 x 0.20 x 0.10 mm); and (0.17 x 0.14 x 0.08 mm). The total weight was reported at 0.001 carats. The diamond drill bits used in the drilling program were certified to contain no natural diamonds. The diamondiferous sample was recovered from hole DSL 22.

The drill holes were widely spaced with more than 200 m spacing. Hole DSL 22 was drilled 600 m north of the others. The holes were drilled to test a large (several kilometers diameter) circular topographical feature recognizable on a satellite photo. The drilling identified the centre of a volcanic system. On December 17, 2004, the Company announced that a re-evaluation of an airborne magnetic survey of the property revealed numerous intrusive-style magnetic anomalies. Purple and orange garnets found in fusion residues from the samples submitted to Lakefield Research had been sent to R.L. Barnett, Geological Consulting Inc., of London, Ontario, for microprobe analysis. Five purple garnets submitted were G-9 garnets and twelve orange garnets were high magnesium pyropes (19-20% MgO) with high titanium content indicating a strong eclogitic component. Of particular importance is that a low manganese content shows that these fall into the field of diamond-associated garnets (diamond-associated garnets are those included in diamonds, occurring in diamond-bearing samples, or occurring inside the diamond stability field). Also, the calcium to chrome ratio is that of garnets associated with diamonds and not with graphite. Although diamond inclusion chromites and other indicator minerals have been detected by microprobe before, this is the first time that pyropes have been found on the Shulin Lake property. This is likely due to the fact that Hole DSL 22 was drilled into the pipe-like anomaly.

In 2002, micro diamonds were found in hole DSL 10, about 3 km to the south, and Golconda is pleased that it has succeeded in tracking these diamonds back to the volcanic center, which is the possible source. The current drill program, which started in January 2005, will continue to outline the diamond-bearing area of the volcanic center, and a larger core sample will be taken around hole DSL 22, to test for the occurrence of larger diamonds.

During the year ended December 31, 2004, the Company incurred $190,843 in exploration expenditures on the property

Subsequent to the year-end, Golconda announced on March 9, 2005 that two anomalies had been drilled to a depth of 302 m and 332 m respectively and that the drill cores were being shipped to Lakefield Research for testing; the drill rig had been moved to the third target and drilling had commenced. On April 4, 2005, 126 mineral claims were staked adjacent to the Shulin property (PETE 1- 126). The staking cost to Golconda was $17,553.30 US.

RESULTS OF OPERATIONS

During the year ended December 31, 2004, the Company sustained a loss of $772,090 or $0.01 per share compared to a loss of $1,221,960 or $0.03 for the year ended December 31, 2003.

General and Administrative expenses were $232,415 in 2004, compared to $227,029 for the year 2003. The Company did not incur investor relations expenses in 2004 and 2003. Geological consulting fees charged by G.J. Liedtke, President and Director of the Company, during the year 2004 were $60,550 ($59,200 in 2003) which was capitalized to deferred mineral exploration costs in 2004 ($56,750 in 2003), and $Nil in 2004 ($2,450 in 2003) was charged to operations.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2004 the Company received the following proceeds: (i) $750,000 from the private placement of 3,000,000 units at $0.25 per unit; (ii) $108,500 from the exercise of an aggregate 345,000 options exercised at $0.30, $0.35 and 0.25 per share; and $1,200 from the exercise of 6,000 warrants at $0.20 per share, for a total of $859,700 ($1,207.91 in 2003) and spent $742,720 in deferred exploration expenditures ($529,158 in 2003).

Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance as at December 31, 2004 was $2,902 compared to $7,059 at December 31, 2003. Current accounts payables and accrued liabilities are $347,765 compared to $393,433 at December 31, 2003.

At December 31, 2004, the Company's investment in resource property costs was $4,312,230 ($3,964,444 at December 31, 2003). Shareholder equity or net assets totaled $3,841,163 ($3,614,359 at December 31, 2003).

RELATED PARTY TRANSACTIONS

The Company paid to officers the following amounts: for deferred exploration expenditures $60,550(2003, $56,750), for general and administrative services $29,000 (2003, $24,500).

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal or par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price $
	Balance, December 31, 2003	39,798,734	
Private Placement/Cash	March 3, 2004	3,000,000	0.25
Exercise of Options/Cash	March 22, 2004	50,000	0.25
Exercise of Options/Cash	April 26, 2004	145,000	0.30
Exercise of Warrants /Cash	April 27, 2004	6,000	0.20
Exercise of Options/Cash	August 23, 2004	150,000	0.35
Prop. Interest Acquisition/non-cash (1)	November 2, 2004	50,000	0.30 (deemed)
	Balance at December 31, 2004	43,199,734	
Exercise of Warrants (2)	February 22, 2005	825,000	0.35
Exercise of Warrants	March 2, 2005	2,925,000	0.30
	Balance at April 25, 2005	46,949,734	

Notes:

(1) These 50,000 shares were issued to the registered holder of the Lone Peak Group mineral claims, Fort Steele Mining Division, B.C., pursuant to the terms of an option agreement, dated October 15, 2001, to acquire 90% interest in the mineral claims by the issuance of a total of 200,000 shares of the Company at the deemed price of $0.30 per share. With this issuance, the company has paid in full the 200,000 shares required to be issued in anniversary instalments under the terms of the agreement. To acquire the 90% interest, subject to a 2% net smelter royalty, the Company is also required to spend $450,000 in cumulative exploration expenditures by October 15, 2005. As at December 31, 2004, the Company has spent $273,845 in exploration expenditures.

(2) Please, see Subsequent Events below.

a) Warrants

As at the date hereof, there are nil share purchase warrants outstanding. As at December 31, 2004, there were 4,500,000 warrants outstanding entitling the holders to acquire 4,500,000 shares of the Company. Details of warrants outstanding at December 31, 2004 are disclosed in Note 4 d) to the audited consolidated financial statements. During the year 2004, 750,000 warrants expired. Details of warrants exercised during the year are disclosed in the Issued Capital table above.

b) Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants that conforms to the requirements of the TSX Venture Exchange and that requires the annual approval by the shareholders. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. As at the date hereof, there are 3,530,000 stock options outstanding. Details of stock options outstanding as at December 31, 2004 are disclosed in Note 4c) to the audited consolidated financial statements.

During the year 2004, director and employee options totaling 345,000 shares were exercised; detail of options exercised during the year are disclosed in the Issued Capital table above.

Option Grants during the year 2004: on February 4, 2004, director and employee options totaling 200,000 shares exercisable at $0.25 per share; on April 13, 2004, 175,000 director options exercisable at $0.31 per share; on September 1st 2004, director options totaling 650,000 shares exercisable at $0.25 per share; and on October 15, 2004, 75,000 consultant options exercisable at $0.25 per share. All options are exercisable for a five-year period. The following options expired during the year 2004: 150,000 director options exercisable at $0.30 per share expired January 14, 2004; 5,000 director options exercisable at $0.30 expired April 23, 2004; and a total of 500,000 director options exercisable at $0.35 per share expired on August 23, 2004.

SUBSEQUENT EVENTS

On January 14, 2005, the Company granted 25,000 employee options exercisable at $0.25 per share for a five-year period expiring at the close of business on January 13, 2010.

On February 22, 2005, the Company issued 825,000 shares pursuant to the exercise of 825,000 share purchase warrants exercised at the price of $0.35 per share. The Company received proceeds totaling $288,750. The warrants were issued August 23, 2003 pursuant to a private placement of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable to acquire one additional share at the price of $0.35 per share for a period of one year expiring on August 21, 2004. On August 17, 2004, the TSX Venture Exchange announced its consent to the extension of the expiry date of the 1,500,000 non-transferable warrants to February 21, 2005. The balance of 675,000 warrants expired at the close of business on February 21, 2005. The proceeds are being used to finance the Company's current exploration activities and for working capital to meet ongoing general and administrative expenditures.

On March 2, 2005, the Company issued 2,925,000 shares pursuant to the exercise of 2,925,000 share purchase warrants at the price of $0.30 per share. The Company received proceeds totaling $877,500. The warrants were issued March 3, 2004 pursuant to a private placement of 3,000,000 units at the price of $025 per unit. Each unit consisted of one share and one non-transferable warrant exercisable to acquire one additional share at the price of $0.30 per share for a period of one year expiring March 2, 2005. The balance of 75,000 warrants expired at the close of business on March 2, 2005. The proceeds are being used to fund the Company's exploration activities and for working capital to meet ongoing general and administrative expenditures.

On April 14, 2005, the Company made the following announcements:

Shulin Lake, Alaska: 2,020 kg of samples from two of the three sub-anomalies have been sent to SGS Lakefield for diamond testing. Samples from the third anomaly were being sent the following week;

Wapawekka, Saskatchewan: Fugro Airborne Surveys, of Ottawa, has completed an airborne electromagnetic survey employing the GEOTEM method that can detect massive sulphide bodies under thick sand cover. Permits for a major drill program have been received, with drilling to start in May 2005; and

Merger, Nevada: Golconda and Cook Exploration Corp. have entered into an option agreement with Pacific Intermountain Gold Corp. ("Pacific Intermountain"), a wholly owned subsidiary of Seabridge Gold Inc., to acquire a combined interest of up to 70% in the Merger property, Nye County, Nevada. Golconda and Cook Exploration Corp. can earn a 50% interest by spending a total of $1 million in exploration before February 28, 2010, and by making a US $750,000 payment to Pacific Intermountain within ten days following completion of said expenditures. Both companies can earn an additional 20% interest by providing a feasibility study to Pacific Intermountain on or before February 28, 2014. The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims, for a total of 1,340 acres (544 hectares). Golconda believes that the gold-silver prices will increase substantially in the near future, and for that reason sees the advantage of acquiring prospective high-quality gold-silver properties.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to production costs. Such prices have fluctuated widely and are affected by numerous factors beyond the Company's control.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration and development on its projects.

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB. T2P 3T3

#82-3167

RECEIVED July 13, 2005

2005 OCT 17 A 10:50

NEWS RELEASE

Shulin Lake - Diamond and Wapawekka - Massive Sulphide Updates

Golconda Resources Ltd. is pleased to provide an update on the Shulin Lake, Alaska diamond and the Wapawekka, Saskatchewan base metal programs.

Shulin Lake, Alaska

One white, transparent diamond fragment has been recovered from sample B3 - drillhole 25. The dimensions of the diamond are 0.46 x 0.26 x 0.14 mm.

Nine samples obtained from drilling of three different magnetic anomalies had been sent to SGS Lakefield Research Ltd. The other 8 samples did not contain any diamonds. The samples had a total weight of 2400 kg and consisted of volcanic tuffs. The results thus far indicate that different phases of tuff exist, of which at least one phase is closely associated with diamonds.

Golconda, as operator of the joint venture, is currently devising a program that will determine the origin of the diamondiferous tuff phase, which the company believes is not more than two or three km from the tested areas. Three different anomalies could potentially be the origin of the diamondiferous tuffs.

The Shulin Lake project is a joint venture between Golconda (51%), Shulin Lake Mining Inc., a private company (39.8%), and Shear Minerals Ltd. (9.2%).

Wapawekka, Saskatchewan

Golconda is drill-testing three conductive zones outlined by an airborne Geotem survey. These zones are being drilled to determine if the conductors are caused by graphitic horizons or by more extended horizons associated with volcanic-hosted massive sulphide mineralization. The first anomaly tested by holes WW-1 and WW-2 showed a 2 m – wide zone containing about 15 to 20% sulphides; pyrrhotite, pyrite, chalcopyrite (copper sulphide) and sphalerite (zinc sulphide) were observed. The highest part of this anomaly, indicating the potential occurrence of a thicker massive sulphide zone, lies about 3km to the south. This area cannot be reached at this time due to swampy conditions, but the area could dry up later in the year.

The second conductive zone has also been found to be caused by a sulphide exhalative zone (hole WW-3). The area of the highest anomaly along this zone, about 1.9 km to the south of WW-3, has sufficiently dried out and is being drill-tested by hole WW-4 – which is currently in progress.

Exploration is being financed by a private party which can earn a 30% interest in the property by spending $1 million in exploration.

Guenter Liedtke is the designated qualified person responsible for exploration on the projects under NI 43-101

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB. T2P 3T3

May 26, 2005

NEWS RELEASE

Drilling Starts at Wapawekka, Saskatchewan

Wapawekka, Saskatchewan (base metals + gold/silver)

A diamond drilling machine has arrived at the Wapawekka property in Saskatchewan. Initially the drilling will test three high-priority electromagnetic conductors on the western part of the property. The anomalies were outlined by an airborne electromagnetic survey carried out by Fugro Airborne Surveys of Ottawa in April.
Earlier drilling by Golconda intersected a massive sulphide zone on the eastern part of the property. This zone was followed by drilling for over 600 meters and had intersected massive sulphides with a true thickness of over 20 meters in hole WAE-2. The sulphides showed anomalously high copper, zinc, gold and silver values. The anomalies which are now being drilled show very similar values as the ones over hole WAE-2.
Golconda staked three additional claims for a total of 6708 hectares after the airborne survey showed that potentially interesting anomalies are underlying these areas.

The work is being financed by a private company that can earn a 30% interest in the property by spending a total of one million dollars in exploration on the property.

Golconda also staked, in conjunction with 830982 Alberta Ltd. (50 % each) - an at arms length private company, a 4968 ha large claim to the east of the Wapawekka block.

Guenter Liedtke and Gerhard Jacob are the designated qualified persons responsible for exploration on the project under NI 43-101.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3
Tel. (403) 232-6828

#82-3167

August 29, 2005

NOTICE TO READER

The accompanying unaudited interim consolidated financial statement of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2005	December 31, 2004
Assets		
Current		
Cash	$ 27,221	$ 2,902
Accounts receivable	9,744	5,444
Prepaid expenses	4,000	-
	40,965	8,346
Capital - Note 2	3,629	3,260
Mineral properties and deferred expenditures - Note 3	4,926,461	4,312,230
Mineral reclamation deposits	58,247	58,201
	$ 5,029,302	$ 4,382,037
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 157,963	$ 347,765
Advances from shareholders	190	193,109
Loans payable - trade	500	-
	158,653	540,874
Shareholders' equity		
Share capital - Note 4	13,532,863	12,366,613
Warrants	120,000	120,000
Contributed surplus	351,074	342,644
Deficit	(9,133,288)	(8,988,094)
	4,870,649	3,841,163
	$ 5,029,302	$ 4,382,037

Approved by the Board:

_______________, Director
Guenter J. Liedtke

_______________, Director
Terry S. C. Chan

GOLCONDA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Expenses				
Administration fees	$ 5,000.00	$ 7,000.00	$ 12,500.00	$ 13,405.00
Annual general meeting	19,507	18,117	19,507	18,117
Dues, fees and memberships	2,995	845	2,995	5,450
Foreign exchange losses	90		10,191	-
General exploration	2,384	2,065	2,384	2,065
Office expenses	1,603	2,702	15,500	6,851
Office rent	6,971	6,924	13,942	13,850
Professional fees	5,112	5,771	7,052	6,317
Salaries	19,683	20,111	39,697	44,099
Shareholders' information	1,242	1,474	2,197	2,968
Stock based compensation	-	48,750	8,430	48,750
Stock exchange fees	3,530	-	6,980	2,950
Transfer agent	1,299	1,800	3,819	4,280
	69,416	115,559	145,194	169,102
LOSS FOR THE PERIOD	(69,416)	(115,559)	(145,194)	(169,102)
DEFICIT, BEGINNING OF PERIOD	(9,063,872)	(8,269,547)	(8,988,094)	(8,216,004)
DEFICIT, END OF PERIOD	$ (9,133,288)	$ (8,385,106)	$ (9,133,288)	$ (8,385,106)
LOSS PER SHARE	$ (0.001)	$ (0.003)	$ (0.003)	$ (0.003)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (69,416)	$ (115,559)	$ (145,194)	$ (169,102)
Add items not affecting cash				
Stock based compensation	-	48,750	8,430	48,750
	(69,416)	(66,809)	(136,764)	(120,352)
Net change in non-cash working capital items				
Accounts receivable and accruals	6,896	(1,067)	(4,300)	(6,938)
Prepaid expenses	(2,000)		(4,000)	-
Loans receivable	-	-	-	8,000
Accounts payable and accrued liabilities	46,003	150,359	(189,802)	(88,852)
Advances from shareholders	-	53,700	(192,919)	26,400
Loan payable	-	-	500	-
	(18,517)	136,183	$ (527,285)	$ (181,742)
Financing activities				
Issue of shares for cash				
on private placement	-	-	-	750,000
on exercise of stock options	-	43,500	-	56,000
on exercise of warrants	-	1,200	1,166,250	1,200
Costs of issuing shares	-	-	-	(4,450)
	-	44,700	1,166,250	802,750
Investing activities				
Exploration expenditures	(158,156)	(395,089)	(614,231)	(615,380)
Additions to deposits	(46)	(1,185)	(46)	(9,700)
Capital asset purchased	-	-	(369)	-
	(158,202)	(396,274)	(614,646)	(625,080)
(DECREASE) INCREASE IN CASH	(176,719)	(215,391)	24,319	(4,072)
CASH, BEGINNING OF PERIOD	203,940	218,378	2,902	7,059
CASH, END OF PERIOD	$ 27,221	$ 2,987	$ 27,221	$ 2,987

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2004.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 8,800	$ 2,045
Computer equipment	10,206	8,622	1,584
	$ 21,051	$ 17,422	$ 3,629

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total June 30 2005	Total December 31 2004
Canada				
Ennis Lake	$ 5,058	$ 545,711	$ 550,769	$ 550,164
Lone Peak	75,757	137,371	213,128	213,128
Peter Lake	12,435	32,571	45,006	45,006
Red Lake	5,207	30,785	35,992	35,992
Wapawekka	16,243	906,622	922,865	721,974
Wert Lake	1,873	176,516	178,389	175,885
	116,573	1,829,576	1,946,149	1,742,149
United States				
Merger	18,731	20,314	39,045	7,586
Monitor Flats	11,170	77,228	88,398	88,048
Ralston Valley	31,359	276,796	308,155	305,204
Shulin Lake, Alaska	160,242	1,205,673	1,365,915	996,537
Silver Bow, Nevada	-	2,100	2,100	-
South Monitor, Nevada	100,326	1,076,373	1,176,699	1,172,706
	321,828	2,658,484	2,980,312	2,570,081
	$ 438,401	$ 4,488,060	$ 4,926,461	$ 4,312,230

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2004	43,199,734	$ 12,366,613
Issued during the period		
Exercise of warrants	3,750,000	1,166,250
Balance, June 30, 2005	46,949,734	$ 13,532,863

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and certain consultants of the Company up to 10% of its issued and outstanding common stock. stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are excercisable upon issuance and an option's maximum term is five years. Options may be granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of June 30, 2005 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2004	3,505,000	0.28
Granted	25,000	0.35
Exercised	-	-
Expired	-	-
Outstanding, June 30, 2005	3,530,000	0.28

Note 4 - Share Capital *(Continued)*

c) Stock option plan

The following table summarizes information about stock options outstanding at June 30, 2005:

Exercise Price	Shares	Expiry Date
$ 0.35	800,000	October 17, 2005
$ 0.25	1,325,000	July 28, 2008
$ 0.25	280,000	November 11, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.25	75,000	October 14, 2009
$ 0.35	25,000	January 13, 2010
	3,530,000	

d) Warrants

A summary of the status of the common share purchase warrants as at June 30, 2005 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued (Exercised)	Expired	Outstanding at June 30 2005
$0.35	February 21, 2005	1,500,000	(825,000)	(675,000)	-
$0.30	March 2, 2005	3,000,000	(2,925,000)	(75,000)	-
		4,500,000	(3,750,000)	(750,000)	-

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$	35,850
For general and administrative costs		15,000
	$	50,850

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is August 29, 2005.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the second quarter and first six months of 2005 with those of the corresponding periods in 2004. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2005 and with the 2004 annual report which contains the audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds 80% title to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarter.

Fiscal Quarter ended	**June 2005**	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($69,416)	($75,778)	($772,090)	($116,528)	($115,559)	($53,543)	($1,221,960)	($94,496)
Basic Loss per share	($0.001)	(0.001)	(0.001)	(0.002)	($0.003)	($0.001)	($0.03)	($0.002)
Total Assets	$5,029,302	$5,052,715	$4,382,037	$4,751,026	$4,655,550	$4,473,600	$4,035,604	$4,644,501
Total Liabilities	$158,653	$112,650	$540,874	$447,568	$358,793	$154,734	$421,245	$251,290

Mineral Exploration Activities

During the three months ended June 30, 2005, the Company incurred deferred exploration costs on the following properties:

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 278 claims. Golconda currently owns 51% interest in the property with joint venture partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

On July 13, 2005 the Company announced the assaying results of nine samples obtained from three holes drilled during the first quarter of 2005. SGS Lakefield Research Ltd. recovered one, white diamond fragment from sample B3 – drill hole 25. The dimensions of the diamond are 0.46 x 0.26 x 0.14 mm. The other 8 samples did not contain diamonds. The samples had a total weight of 2400 kg and consisted of volcanic tuft. The 2005 joint venture drilling program tested three anomalies shown in an airborne magnetic survey of the centre of a volcanic system identified by drilling in 2004 (five holes). The results thus far indicate that different phase of tuff exist, of which at least one phase is closely associated with diamonds. Golconda, as operator of the joint venture, is currently devising a program that will determine the origin of the diamondiferous tuff phase, which the Company believes to be located no more than two or three km from the tested area. Three different anomalies could potentially be the origin of the diamondiferous tuffs.

During the period ended June 30, 2005, the Company incurred $58,841 in exploration costs and $22,032 in staking costs on property.

Wapawekka West and Wert Lake, Northern Mining District, Saskatchewan

Wawapekka West, Saskatchewan - The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares).

During the quarter ended June 30, 2005, Golconda acquired by staking 100% interest in three mineral claims (6,708 hectares) and a 50% interest in one claim (4,968 hectares) located to the east of the Wapawekka block - the other 50% interest in the single claim is held by an at arm's length private company. The Company's staking cost was $14,503.

Pursuant to an Option Agreement, dated October 15, 2004, an at arms' length private company can earn a 30% legal and beneficial interest in the property by incurring exploration expenditures on the property in the aggregate of one million Canadian dollars by October 15, 2006.

On July 13, 2005, the Company announced an update on the base-metal drilling program that started on May 25, 2005. The Company plans to test three conductive zones that were outlined by an airborne electromagnetic survey employing the Geotem method during the month of April, by Fugro Airborne Surveys, of Ottawa. The Geotem method can detect massive sulphide bodies under thick sand cover. These zones are being drilled to determine if the conductors are caused by graphitic horizons or by more extended horizons associated with volcanic-hosted massive sulphide mineralization. The three southwesterly-striking parallel conductors are located on the northwestern part of the Wapawekka property and all three conductors have a strike length of over 5 km. Holes WW-1 and WW-2 tested the easternmost conductor to a depth of 271 m (890 ft) and 287 m (940 ft), respectively. The anomaly is caused by stratiform sulphides and contains anomalous copper-zinc values. The middle conductors was tested by Hole WW-3 to a depth of 352 m (1157 ft) and WW-4 to a depth of 271 m (890 ft) and it also showed that the anomaly is caused by stratiform sulphides, and not by graphite. Anomalous copper-zinc values were also encountered.

Hole WW-5 drilled the westernmost anomaly to a depth of 271 m (890 ft) where it intersected a 45 m thick (150 ft) zone of bedded sulphides, within which a 2.60 m wide (8.5 ft) quartz vein with coarse sulphides occurred.

Hole WW-6 is presently being drilled. Guenter J. Liedtke, President and CEO, supervised the first three holes, and Gerhard Jacob, Geologist, supervised holes 4 and 5.

During the quarter ended June 30, 2005, the Company incurred $45,842 in exploration expenditures on the property. The private party is financing the drilling program.

RESULTS OF OPERATIONS

During the three months ended June 30, 2005, the Company sustained a loss of $69,416 or $0.001 per share compared to a loss of $115,559 or $0.003 for the period ended June 30, 2004. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

General and Administrative expenses were $69,416 compared to $115,559 for the three months ended June 30, 2004. The Company did not incur any investor relations expenses. Cost associated with the annual general meeting was $19,507 compared with $18,117 for the meeting held in 2004. Cost associated with corporate and regulatory compliance was $4,829 compared with $1,800 for the three months ended June 30, 2004. Rental cost was $6,971 compared to $6,924 for the three months ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended June 30, 2005, the Company incurred $158,156 in deferred exploration expenditures compared to $395,089 in the three months ended June 30, 2004. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at June 30, 2005 was $ 27,221 compared to $2,902 at December 31, 2004. Current accounts payables and accrued liabilities are $158,653 ($540,874 at December 31, 2004). At June 30, 2004, the Company's investment in resource property costs was $4,926,461 ($4,312,230 at December 31, 2004). Shareholders' equity or net assets totaled $4,870,649 ($3,841,163 at December 31, 2004).

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $35,850; and for general administrative costs $15,000.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2004	43,199,734	
Exercise of Warrants	February 22, 2005	825,000	$0.35
Exercise of Warrants	March 2, 2005	2,925,000	$0.30
	Balance, June 30, 2005	46,949,734	

Outstanding Warrants

As at the date hereof, there are nil warrants outstanding.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years.

As at the date hereof, there are 3,530,000 stock options outstanding, or 7.51% of the total issued and outstanding capital of the Company. Details of stock options outstanding at June 30, 2005 are disclosed in Note 4 c) to the unaudited interim consolidated financial statements.

As required by the Policies of the TSX Venture Exchange, the "rolling" option plan was presented to the shareholders for their approval at the Annual Meeting held on May 27, 2005. The plan was approved by the shareholders and was accepted for filing by the TSX Venture Exchange on June 2, 2005.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

• • •

#82-3167

GOLCONDA RESOURCES LTD.

Suite 780, 521 - 3rd Avenue SW
Calgary, Alberta T2P 3T3

May 30, 2005

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.
The Company's independent auditor has not performed a review of these financial statements.

Consolidated Balance Sheets

(Unaudited)

	March 31, 2005	December 31, 2004
Assets		
Current		
Cash	$ 203,940	$ 2,902
Accounts receivable	16,640	5,444
Prepaid expenses	2,000	-
	222,580	8,346
Capital - Note 2	3,629	3,260
Mineral properties and deferred expenditures - Note 3	4,768,305	4,312,230
Mineral reclamation deposits	58,201	58,201
	$ 5,052,715	$ 4,382,037
Liabilities		
Current		
Accounts payable and accrued liabilities	111,960	$ 347,765
Advances from shareholders	190	193,109
Loans payable - trade	500	-
	112,650	540,874
Shareholders' equity		
Share capital - Note 4	13,532,863	12,366,613
Warrants	120,000	120,000
Contributed surplus	351,074	342,644
Deficit	(9,063,872)	(8,988,094)
	4,940,065	3,841,163
	$ 5,052,715	$ 4,382,037

Approved by the Board:

______________________, Director
Guenter J. Liedtke

______________________, Director
Terry S. C. Chan

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit

(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Expenses		
Administration fees	$ 7,500	$ 6,405
Dues, fees memberships	-	4,605
Foreign exchange losses	10,101	-
Office expenses	13,897	4,149
Office rent	6,971	6,926
Professional fees	1,940	546
Salaries	20,014	23,988
Shareholders' information	955	1,494
Stock-based compensation	8,430	-
Stock exchange fees	3,450	2,950
Transfer agent	2,520	2,480
Loss for the period	(75,778)	(53,543)
Deficit, beginning of period	(8,988,094)	(8,216,004)
Deficit, end of period	$ (9,063,872)	$ (8,269,547)
Basic loss per share	$ (0.001)	$ (0.001)

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31 2005	Three Months Ended March 31 2004
Cash provided by (used for):		
Operating activities		
Loss for the period	$ (75,778)	$ (53,543)
Add item not affecting cash		
Stock-based compensation	8,430	-
Net change in non-cash working capital items		
Accounts receivable and accruals	(11,196)	(5,871)
Prepaid expenses	(2,000)	-
Loans receivable	-	8,000
Accounts payable and accrued liabilities	(235,805)	(239,211)
Advances from shareholders	(192,919)	(27,300)
Loans payable	500	-
	(508,768)	(317,925)
Financing activities		
Issue of shares for cash		
on private placement	-	750,000
on exercise of warrants	1,166,250	-
on exercise of options	-	12,500
Costs of issuing shares	-	(4,450)
	1,166,250	758,050
Investing activities		
Deferred exploration expenditures	(456,075)	(220,291)
Mineral reclamation deposits paid	-	(8,515)
Capital asset purchased	(369)	-
	(456,444)	(228,806)
Increase in cash	201,038	211,319
Cash, beginning of period	2,902	7,059
Cash, end of period	$ 203,940	$ 218,378

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

March 31, 2005
(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2004.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 8,800	$ 2,045
Computer equipment	10,206	8,622	1,584
	$ 21,051	$ 17,422	$ 3,629

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total March 31 2005	Total December 31 2004
Canada				
Ennis Lake	$ 5,058	$ 545,271	$ 550,329	$ 550,164
Lone Peak	75,757	137,371	213,128	213,128
Peter Lake	12,435	32,571	45,006	45,006
Red Lake	5,207	30,785	35,992	35,992
Wapawekka	1,740	860,780	862,520	721,974
Wert Lake	1,873	176,516	178,389	175,885
	102,070	1,783,294	1,885,364	1,742,149
United States				
Merger	18,731	10,036	28,767	7,586
Monitor Flats	11,170	76,878	88,048	88,048
Ralston Valley	31,359	275,045	306,404	305,204
Shulin Lake, Alaska	138,210	1,146,832	1,285,042	996,537
Silver Bow, Nevada	-	1,400	1,400	-
South Monitor, Nevada	100,326	1,072,954	1,173,280	1,172,706
	299,796	2,583,145	2,882,941	2,570,081
	$ 401,866	$ 4,366,439	$ 4,768,305	$ 4,312,230

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2004	43,199,734	$ 12,366,613
Issued during the period		
Exercise of warrants	3,750,000	1,166,250
Balance, March 31, 2005.	46,949,734	$ 13,532,863

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of March 31, 2005 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2004	3,505,000	0.28
Granted	25,000	0.35
Exercised	-	
Expired	-	
Outstanding, March 31, 2005	3,530,000	0.28

Note 4 - Share Capital *(Continued)*

The following table summarizes information about stock options outstanding at March 31, 2005:

Exercise Price	Shares	Expiry Date
$ 0.35	800,000	October 17, 2005
$ 0.25	1,325,000	July 28, 2008
$ 0.25	280,000	November 11, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.25	75,000	October 14, 2009
$ 0.35	25,000	January 13, 2010
	3,530,000	

d) Warrants

A summary of the status of the common share purchase warrants as of March 31, 2005 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Exercised	Expired	Outstanding at March 31, 2005
$0.35	February 21, 2005	1,500,000	825,000	675,000	-
$0.30	March 2, 2005	3,000,000	2,925,000	75,000	-
		4,500,000	3,750,000	750,000	-

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$ 22,400
For general and administrative costs	7,500
	$ 29,900

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is May 30, 2005.

The interim management discussion and analysis for the three months ended March 31, 2005, is un update to the MD&A provided for the year ended December 31, 2004. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and with the 2004 annual report which contains the audited consolidated financial statements, and related notes, for the year ended December 31, 2004. Additional information is available online from the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest title to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarter:

Fiscal Quarter ended	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($75,778)	($772,090)	($116,528)	($115,559)	($53,543)	($1,221,960)	($94,496)	($64,943)
Basic Loss per share	(0.001)	(0.001)	(0.002)	($0.003)	($0.001)	($0.03)	($0.002)	($0.002)
Total Assets	$5,052,715	$4,382,037	$4,751,026	$4,655,550	$4,473,600	$4,035,604	$4,644,501	$4,418,451
Total Liabilities	$112,650	$540,874	$447,568	$358,793	$154,734	$421,245	$251,290	$343,969

Mineral Exploration Activities

During the three months ended March 31, 2005, the Company incurred deferred exploration costs on the following property:

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

In 2004, five holes were drilled on the property to test a large (several kilometers diameter) circular topographical feature recognizable on a satellite photo. The drilling identified the centre of a volcanic system. Reinterpretation of an airborne magnetic survey showed three magnetic anomalies that seem to be part of a larger volcanic centre. In January 2005, the joint venture started a drill program to test the three anomalies for a total of three holes. In March 2005, 2,020 kg of core samples from the first two drill holes were sent to SGS Lakefield Research Limited in Ontario for diamond testing; in April 2005, a 380 kg of samples from the third drill hole was sent to the same laboratory. Golconda will announce the results as soon as available.

Subsequent to March 31, 2004, the joint venture staked 126 mineral claims adjacent to the Shulin property (PETE 1- 126). The staking cost to Golconda was $17,553.30 US.

During the period ended March 31, 2005, the Company incurred $288,505 in exploration costs on this property.

RESULTS OF OPERATIONS

During the period ended March 31, 2005, the Company sustained a loss of $75,778 or $0.001 per share compared to a loss of $53,543 or $0.001 for the three months ended March 31, 2004. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

General and Administrative expenses were $ 75,778 compared to $53,543 for the three months ended March 31, 2004. The Company did not incur any investor relations expenses. Foreign exchange losses were $10,101 compared to $Nil for the three months ended March 31, 2004. Cost associated with corporate and regulatory compliance was $5,970 compared with $5,430 the three months ended March 31, 2004. Rental cost was $6,971 compared to $6,926 for the three months ended March 31, 2004. The Company's annual rental for office premises for next year is approximately $30,000 including operating costs.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended March 31, 2005, the Company raised $1,166,250 in cash from equity financings compared to $758,050 in the three months ended March 31, 2004, and incurred $456,075 in deferred exploration expenditures compared to $220,291 in the three months ended March 31, 2004. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at March 31, 2005 was $203,940 ($218,378 at March 31, 2004). Current liabilities are $112,650 ($154,734 at March 31, 2004).

At March 31, 2004, the Company's investment in resource property costs was $4,768,305 ($4,184,7350 at March 31, 2004). Shareholder equity or net assets totaled $4,940,065 at March 31, 2005 compared to $4,318,866 at March 31, 2004.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $22,400 (2004 - $10,500); for general administrative services $7,500(2004 - $6,000).

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2004	43,199,734	
Exercise of Warrants	February 22, 2005	825,000	$0.35
Exercise of Warrants	March 2, 2005	2,925,000	$0.30
	Balance, March 31, 2005	46,949,734	

Outstanding Warrants

During the period ended March 31, 2005, a total of 3,750,000 warrants were exercised and a total of 750,000 warrants expired. On February 22, 2005, the Company issued 825,000 shares pursuant to the exercise of 825,000 share purchase warrants exercised at the price of $0.35 per share. The Company received proceeds totaling $288,750. The warrants were issued August 23, 2003 pursuant to a private placement of 1,500,000 units at the price of $0.25 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable to acquire one additional share at the price of $0.35 per share for a period of one year expiring on August 21, 2004. On August 17, 2004, the TSX Venture Exchange announced its consent to the extension of the expiry date of the 1,500,000 non-transferable warrants to February 21, 2005. The balance of 675,000 warrants expired at the close of business on February 21, 2005.

On March 2, 2005, the Company issued 2,925,000 shares pursuant to the exercise of 2,925,000 share purchase warrants at the price of $0.30 per share. The Company received proceeds totaling $877,500. The warrants were issued March 3, 2004 pursuant to a private placement of 3,000,000 units at the price of $025 per unit. Each unit consisted of one share and one non-transferable warrant exercisable to acquire one additional share at the price of $0.30 per share for a period of one year expiring March 2, 2005. The balance of 75,000 warrants expired at the close of business on March 2, 2005.

The proceeds are being used to fund the Company's exploration activities and for working capital to meet ongoing general and administrative expenditures.

As at the date hereof, there are nil warrants outstanding.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the 'rolling' plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. Details of stock options outstanding as at March 31, 2005 are disclosed in Note 4c) to the unaudited consolidated financial statements.

On January 14, 2005, the Company granted 25,000 employee options exercisable at $0.25 per share for a five-year period expiring at the close of business on January 13, 2010. As at the date hereof, there are 3,530,000 stock options outstanding, or 7.51% of the total issued and outstanding capital of the company. Details of stock options outstanding at March 31, 2005 are disclosed in Note 4 c) to the unaudited interim consolidated financial statements

SUBSEQUENT EVENTS

Wawapekka West, Saskatchewan - The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares).

Subsequent to March 31, 2005, Golconda acquired by staking 100% interest in three mineral claims (6,708 hectares) and a 50% interest in one claim (4,968 hectares) located to the east of the Wapawekka block - the other 50% interest in the single claim is held by an arms length private company.

During the month of April, Fugro Airborne Surveys, of Ottawa, completed an airborne electromagnetic survey employing the GEOTEM method that can detect massive sulphide bodies under thick sand cover. In March 2005, the Company paid in advance $140,546 of the total cost of the survey. On May 26, 2005, Golconda started a major drill program.

Merger Project, Nevada – Golconda and Cook Exploration Corp. have entered into an option agreement with Pacific Intermountain Gold Corp. ("Pacific Intermountain"), a wholly owned subsidiary of Seabridge Gold Inc., to acquire a combined interest of up to 70% in the Merger property, Nye County, Nevada. Golconda and Cook Exploration Corp. can earn a 50% interest by spending a total of $1 million in exploration before February 28, 2010, and by making a US $750,000 payment to Pacific Intermountain within ten days following completion of said expenditures. Both companies can earn an additional 20% interest by providing a feasibility study to Pacific Intermountain on or before February 28, 2014. The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims, for a total of 1,340 acres (544 hectares). Golconda believes that gold and silver prices will increase substantially in the near future, and for that reason sees the advantage of acquiring prospective high-quality gold/silver properties.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.